 Exhibit 99.10

IND AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at March 31, 2019, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (‘the Act’) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2019, the consolidated profit and consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and the consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the independence requirements that are relevant to our audit of the interim consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the interim consolidated financial statements of the current period. These matters were addressed in the context of our audit of the interim consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1

Accuracy of recognition, measurement,

presentation and disclosures of revenues and other related balances in view of adoption of Ind AS 115 “Revenue from Contracts with

Customers” (new revenue accounting

standard)

The application of the new revenue accounting standard involves certain key judgements relating to identification of distinct performance obligations, determination of transaction price of the identified performance obligations, the appropriateness of the basis used to measure revenue recognized over a period. Additionally, new revenue accounting standard contains disclosures which involves collation of information in respect of disaggregated revenue and periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

Refer Notes 1.5a and 2.16 to the Interim Consolidated Financial Statements

Principal Audit Procedures

We assessed the Group’s process to identify the impact of adoption of the new revenue accounting standard.

Our audit approach consisted testing of the design and operating effectiveness of the internal controls and substantive testing as follows:

•        Evaluated the design of internal controls relating to implementation of the new revenue accounting standard.

•        Selected a sample of continuing and new contracts, and tested the operating effectiveness of the internal control, relating to identification of the distinct performance obligations and determination of transaction price. We carried out a combination of procedures involving enquiry and observation, reperformance and inspection of evidence in respect of operation of these controls.

•        Tested the relevant information technology systems’ access and change management controls relating to contracts and related information used in recording and disclosing revenue in accordance with the new revenue accounting standard.

•        Selected a sample of continuing and new contracts and performed the following procedures:

•           Read, analysed and identified the distinct performance obligations in these contracts.

•           Compared these performance obligations with that identified and recorded by the Group.

•           Considered the terms of the contracts to determine the transaction price including any variable consideration to verify the transaction price used to compute revenue and to test the basis of estimation of the variable consideration.

•           Samples in respect of revenue recorded for time and material contracts were tested using a combination of approved time sheets including customer acceptances, subsequent invoicing and historical trend of collections and disputes.

•           In respect of samples relating to fixed price contracts, progress towards satisfaction of performance obligation used to compute recorded revenue was verified with actual and estimated efforts from the time recording and budgeting systems. We also tested the access and change management controls relating to these systems.

•           Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.

•           Performed analytical procedures for reasonableness of revenues disclosed by type and service offerings.

•           We reviewed the collation of information and the logic of the report generated from the budgeting system used to prepare the disclosure relating to the periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

2

Accuracy of revenues and onerous obligations in respect of fixed price contracts involves critical estimates

Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.

Refer Notes 1.5a and 2.16 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

Our audit approach was a combination of test of internal controls and substantive procedures which included the following:

•        Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.

•        Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated.

•        Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.

•        Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.

•        Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts.

3

Evaluation of uncertain tax positions

The Group has material uncertain tax positions including matters under dispute which involves significant judgment to determine the possible outcome of these disputes.

Refer Notes 1.5b and 2.22 to the Interim Consolidated Financial Statements

Principal Audit Procedures

Obtained details of completed tax assessments and demands for the year ended March 31, 2019 from management. We involved our internal experts to challenge the management’s underlying assumptions in estimating the tax provision and the possible outcome of the disputes. Our internal experts also considered legal precedence and other rulings in evaluating management’s position on these uncertain tax positions. Additionally, we considered the effect of new information in respect of uncertain tax positions as at April 1, 2018 to evaluate whether any change was required to management’s position on these uncertainties.

4

Recoverability of Indirect tax receivables

As at March 31, 2019, non-current assets in respect of withholding tax and others includes Cenvat recoverable amounting to 523 crores which are pending adjudication.

Refer Note 2.9 to the Interim Consolidated financial statements.

Principal Audit Procedures We have involved our internal experts to review the nature of the amounts recoverable, the sustainability and the likelihood of recoverability upon final resolution.

Management Responsibility for the Interim Consolidated Financial Statements

Company’s Board of Directors is responsible for the preparation and presentation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS 34 and other accounting principles generally accepted in India . The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the interim consolidated financial statements of such entities included in the interim consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2019

Index
Consolidated Balance Sheet
Consolidated Statement of Profit and Loss
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates
1.6 Recent accounting pronouncements
2. Notes to the consolidated financial statements
2.1 Business combinations and disposal group held for sale
2.2 Property, plant and equipment
2.3 Goodwill and other intangible
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Employee benefits
2.21 Reconciliation of basic and diluted shares used in computing earnings per share
2.22 Contingent liabilities and commitments
2.23 Related party transactions
2.24 Segment reporting
2.25 Function wise classification of Consolidated Statement Of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheets as at	Note No.	March 31, 2019	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	2.2	11,479	10,116
Capital work-in-progress		1,388	1,606
Goodwill	2.3.1 and 2.1	3,540	2,211
Other intangible assets	2.3.2	691	247
Investment in associate	2.23	–	–
Financial assets:
Investments	2.4	4,634	5,756
Loans	2.5	19	36
Other financial assets	2.6	312	284
Deferred tax assets (net)	2.15	1,372	1,282
Income tax assets (net)	2.15	6,320	6,070
Other non-current assets	2.9	2,105	2,265
Total non-current assets		31,860	29,873
Current assets
Financial assets:
Investments	2.4	6,627	6,407
Trade receivables	2.7	14,827	13,142
Cash and cash equivalents	2.8	19,568	19,818
Loans	2.5	241	239
Other financial assets	2.6	5,505	6,684
Income tax assets (net)	2.15	423	–
Other Current assets	2.9	5,687	1,667
		52,878	47,957
Assets held for sale	2.1.2	–	2,060
Total current assets		52,878	50,017
Total assets		84,738	79,890
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,170	1,088
Other equity		62,778	63,835
Total equity attributable to equity holders of the Company		64,948	64,923
Non-controlling interests		58	1
Total equity		65,006	64,924
Liabilities
Non-current liabilities
Financial Liabilities
Other financial liabilities	2.12	147	61
Deferred tax liabilities (net)	2.15	672	541
Other non-current liabilities	2.13	275	259
Total non-current liabilities		1,094	861
Current liabilities
Financial Liabilities
Trade payables		1,655	694
Other financial liabilities	2.12	10,452	6,946
Other current liabilities	2.13	4,388	3,606
Provisions	2.14	576	492
Income tax liabilities (net)	2.15	1,567	2,043
		18,638	13,781
Liabilities directly associated with assets held for sale	2.1.2	–	324
Total current liabilities		18,638	14,105
Total equity and liabilities		84,738	79,890

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss		Three months ended March 31,		Year ended March 31,
	Note No.	2019	2018	2019	2018
Revenue from operations	2.16	21,539	18,083	82,675	70,522
Other income, net	2.17	665	652	2,882	3,311
Total income		22,204	18,735	85,557	73,833
Expenses
Employee benefit expenses	2.18	12,074	10,054	45,315	38,893
Cost of technical sub-contractors		1,601	1,107	6,033	4,297
Travel expenses		603	492	2,433	1,995
Cost of software packages and others	2.18	689	466	2,553	1,870
Communication expenses		115	113	471	489
Consultancy and professional charges		376	282	1,324	1,043
Depreciation and amortization expenses	2.2 and 2.3.2	531	458	2,011	1,863
Other expenses	2.18	932	639	3,655	2,924
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	118	270	118
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	–	451	–
Total expenses		16,921	13,729	64,516	53,492
Profit before non-controlling interests/share in net profit/(loss) of associate		5,283	5,006	21,041	20,341
Share in net profit/(loss) of associate, including impairment	2.23	–	–	–	(71)
Profit before tax		5,283	5,006	21,041	20,270
Tax expense:
Current tax	2.15	1,193	1,466	5,727	4,581
Deferred tax	2.15	12	(150)	(96)	(340)
Profit for the period		4,078	3,690	15,410	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.20 and 2.15	(3)	34	(22)	55
Equity instruments through other comprehensive income, net	2.4 and 2.15	1	9	70	7
		(2)	43	48	62
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(15)	2	21	(39)
Exchange differences on translation of foreign operations		(70)	200	63	321
Fair value changes on investments, net	2.4 and 2.15	25	(15)	2	(1)
		(60)	187	86	281
Total other comprehensive income /(loss), net of tax		(62)	230	134	343
Total comprehensive income for the period		4,016	3,920	15,544	16,372
Profit attributable to:
Owners of the Company		4,074	3,690	15,404	16,029
Non-controlling interests		4	–	6	–
		4,078	3,690	15,410	16,029
Total comprehensive income attributable to:
Owners of the Company		4,012	3,920	15,538	16,372
Non-controlling interests		4	–	6	–
		4,016	3,920	15,544	16,372
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		9.37	8.49	35.44	35.53
Diluted ()		9.36	8.48	35.38	35.50
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		4,347,129,592	4,346,554,120	4,347,130,157	4,510,664,644
Diluted		4,353,023,863	4,349,617,024	4,353,420,772	4,515,147,740

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2017	1,144	2,216	52,882	54	12,135	120	–	5	–	(5)	458	39	(66)	68,982	–	68,982
Changes in equity for the year ended March 31, 2018
Profit for the period	–	–	16,029	–	–	–	–	–	–	–	–	–	–	16,029	–	16,029
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	55	55	–	55
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	7	–	–	–	7	–	7
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)	–	(39)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	321	–	–	321	–	321
Fair value changes on investments, net* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Total Comprehensive income for the period	–	-	16,029	–	–	–	–	–	–	7	321	(39)	54	16,372	–	16,372
Exercise of stock options (refer note no. 2.11)	–	67	–	–	2	(69)	–	–	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(7,469)	–	–	–	–	–	–	–	–	–	–	(7,469)	–	(7,469)
Non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	1
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–	–	–	–	–
Amount paid upon buyback (refer to note no. 2.11 )	(56)	(2,206)	–	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)	–	(13,000)
Amount transferred to capital redemption reserve upon buyback (refer to note no. 2.11)	–	–	–	–	(56)	–	–	–	56	–	–	–	–	–	–	–
Transaction costs related to buyback* (refer to note no.2.11 )	–	(46)	–	–	–	–	–	–	–	–	–	–	–	(46)	–	(46)
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,200)	–	–	–	2,200	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	617	–	–	–	(617)	–	–	–	–	–	–	–	–	–
Share issued on exercise of stock options (Refer to 2.11)	–	5	–	–	–	–	–	–	–	–	–	–	–	5	–	5
Share based payments to employees (refer note no. 2.11)	–	–	–	–	–	79	–	–	–	–	–	–	–	79	–	79
Balance as at March 31, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923	1	64,924

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923	1	64,924
Changes in equity for the year ended March 31, 2019
Profit for the period	–	–	15,404	–	–	–	–	–	–	–	–	–	–	15,404	6	15,410
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)	–	(22)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	70	–	–	–	70	–	70
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	21	–	21	–	21
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	63	–	–	63	–	63
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	2	2	–	2
Total Comprehensive income for the period	–	–	15,404	–	–	–	–	–	–	70	63	21	(20)	15,538	6	15,544
Share based payments to employees (refer to note no. 2.11)	–	–	–	–	–	197	–	–	–	–	–	–	–	197	–	197
Increase in Equity share capital on account of bonus issue (refer to note no. 2.11)	1,088	–	–	–	–	–	–	–	–	–	–	–	–	1,088	–	1,088
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.11)	–	6	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Buyback of equity shares (Refer to note 2.11 & 2.12)	(6)	–	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)	–	(2,000)
Transaction costs relating to buyback* (refer to note no.2.11)	–	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)	–	(12)
Amount transferred to capital redemption reserve upon buyback (refer to note no. 2.11)	–	–	–	–	(5)	–	–	–	5	–	–	–	–	–	–	–
Amounts utilized for bonus issue (refer to note no. 2.11)	–	–	–	–	(1,088)	–	–	–	–	–	–	–	–	(1,088)	–	(1,088)
Exercise of stock options (refer to note no. 2.11)	–	99	–	–	–	(99)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	–	8	–	8
Amount transferred to other reserves	–	–	(1)	–	–	–	–	1	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(13,712)	–	–	–	–	–	–	–	–	–	–	(13,712)	–	(13,712)
Non-controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	51	51
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,417)	–	–	–	2,417	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,430	–	–	–	(1,430)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006

* Net of tax

(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars		Year ended March 31,
	Note No.	2019	2018
Cash flow from operating activities
Profit for the period		15,410	16,029
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	5,631	4,241
Depreciation and amortization	2.2 and 2.3.2	2,011	1,863
Interest and dividend income		(2,052)	(2,360)
Impairment loss recognized / (reversed) under expected credit loss model		239	34
Exchange differences on translation of assets and liabilities		66	16
Reduction in the fair value of Disposal Group held for sale	2.1.2	270	118
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	451	–
Share in net profit/(loss) of associate, including impairment		–	71
Stock compensation expense	2.11	202	84
Other adjustments		(102)	(133)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,881)	(1,523)
Loans, other financial assets and other assets		(700)	(186)
Trade payables		916	328
Other financial liabilities, other liabilities and provisions		2,212	1,465
Cash generated from operations		21,673	20,047
Income taxes paid		(6,832)	(6,829)
Net cash generated by operating activities		14,841	13,218
Cash flows from investing activities
Expenditure on property, plant and equipment		(2,445)	(1,998)
Loans to employees		14	28
Deposits placed with corporation		(24)	(130)
Interest and dividend received		1,557	1,768
Payment towards acquisition of business, net of cash acquired		(550)	(33)
Payment of contingent consideration pertaining to acquisition of business		(18)	(27)
Advance payment towards acquisition of business		(206)	–
Escrow and other deposits pertaining to buyback	2.6	(257)	–
Payments to acquire Investments
Preference and equity securities		(21)	(23)
Tax free bonds and government bonds		(17)	(2)
Liquid mutual funds and fixed maturity plan securities		(78,355)	(62,063)
Non convertible debentures		(160)	(104)
Certificates of deposit		(2,393)	(6,653)
Government securities		(838)	–
Commercial paper		(491)	(291)
Others		(19)	(23)
Proceeds on sale of financial assets
Tax free bonds and government bonds		1	15
Non-convertible debentures		738	100
Government security		123	–
Commercial paper		300	–
Certificates of deposit		5,540	9,690
Liquid mutual funds and fixed maturity plan securities		76,821	64,163
Preference and equity securities		115	35
Others		10	–
Net cash (used in)/from in investing activities		(575)	4,452
Cash flows from financing activities:
Payment of dividends (including dividend distribution tax)		(13,705)	(7,464)
Shares issued on exercise of employee stock options		6	5
Buyback of equity shares including transaction cost		(813)	(13,046)
Net cash used in financing activities		(14,512)	(20,505)
Net increase / (decrease) in cash and cash equivalents		(246)	(2,835)
Cash and cash equivalents at the beginning of the period	2.8	19,871	22,625
Effect of exchange rate changes on cash and cash equivalents		(57)	81
Cash and cash equivalents at the end of the period	2.8	19,568	19,871
Supplementary information:
Restricted cash balance	2.8	358	533

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future. Infosys together with its subsidiaries and controlled trusts is herein after referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's interim consolidated financial statements are approved for issue by the Company's Board of Directors on April 12, 2019.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts (Refer to Note no 2.1 and 2.3).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of cash-generating units which are benefiting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments (Refer to Note no 2.3).

f. Non-current assets and Disposal Group held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs (Refer to Note no 2.1.2).

1.6 Recent accounting pronouncements

Ind AS 116 Leases : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 116, Leases. Ind AS 116 will replace the existing leases Standard, Ind AS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. Ind AS 116 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of Profit & Loss. The Standard also contains enhanced disclosure requirements for lessees. Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17.

The effective date for adoption of Ind AS 116 is annual periods beginning on or after April 1, 2019. The standard permits two possible methods of transition:

• Full retrospective – Retrospectively to each prior period presented applying Ind AS 8 Accounting Policies, Changes in Accounting Estimates and Errors

• Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application. Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

• Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or

• An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under Ind AS 17 immediately before the date of initial application.

Certain practical expedients are available under both the methods.

On completion of evaluation of the effect of adoption of Ind AS 116, the Group is proposing to use the ‘Modified Retrospective Approach’ for transitioning to Ind AS 116, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Group has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in right of use asset approximately by 2,300 crore, net investment in sub-lease approximately by 440 crore and an increase in lease liability approximately by 3,050 crore.

Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under Ind AS 12. According to the appendix, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, Appendix C will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying Appendix C recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of Ind AS 12 Appendix C is annual periods beginning on or after April 1, 2019. The Group will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of Ind AS 12 Appendix C would be insignificant in the consolidated financial statements.

Amendment to Ind AS 12 – Income taxes : On March 30, 2019, Ministry of Corporate Affairs issued amendments to the guidance in Ind AS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to Ind AS 19 – plan amendment, curtailment or settlement- On March 30, 2019, Ministry of Corporate Affairs issued amendments to Ind AS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

• to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

• to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 April 2019. The Group does not have any impact on account of this amendment.

2.1 BUSINESS COMBINATIONS AND DISPOSAL GROUP HELD FOR SALE

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is 14 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been substantially collected.

The fair value of each major class of consideration as at the acquisition date is as follows:

(In crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2018.

Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is $17 million (121 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2019.

Infosys Compaz Pte Limited (formerly Trusted Source Pte Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately 54 crore) and a contingent consideration of up to SGD 7 million (approximately 37 crore on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	92	–	92
Intangible assets - Customer contracts and relationships	–	44	44
Deferred tax liabilities on intangible assets	–	(7)	(7)
	92	37	129
Non-controlling interests			(51)
Total purchase price			78

* Includes cash and cash equivalents acquired of 65 crore.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	54
Fair value of contingent consideration	24
Total purchase price	78

The gross amount of trade receivables acquired and its fair value is 50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is SGD 7 million (36 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 560 crore), comprising of cash consideration of Euro 45 million (approximately 388 crore), contingent consideration of upto Euro 12 million (approximately 103 crore) and retention payouts of upto Euro 8 million (approximately 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys the Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	12	–	12
Intangible assets - Customer contracts and relationships	–	158	158
Intangible assets - Salesforce Relationships	–	62	62
Intangible assets - Brand	–	28	28
Deferred tax liabilities on intangible assets	–	(52)	(52)
	12	196	208
Goodwill			240
Total purchase price			448

* Includes cash and cash equivalents acquired of 28 crore.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	388
Fair value of contingent consideration	60
Total purchase price	448

The gross amount of trade receivables acquired and its fair value is 27 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 was EUR 8 million (62 crore).

The transaction costs of 5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019

Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore) on fulfilment of closing conditions. The company has paid an advance of JPY 3.29 billion (approximately 206 crore) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group.

As of April 12, 2019 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalizing the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

Proposed acquisition

Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a consideration including base purchase price of up to EUR 127.5 million (approximately 990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

2.1.2. Disposal group held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the consolidated statement of profit and loss for the three months and year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale” classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification as “held for sale”). Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and recoverable amount resulting in recognition of additional depreciation and amortization expenses of 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of profit and loss for the three months and nine months ended December 31, 2018.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated

Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2019:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2019	1,307	652	8,632	2,440	1,069	5,515	1,503	636	36	21,790
Additions/adjustments	36	–	402	326	62	453	141	113	3	1,536
Deletions/adjustments	(36)	(47)	(116)	(56)	(29)	(122)	(24)	(9)	–	(439)
Translation difference	–	–	8	(1)	(1)	–	–	(1)	(1)	4
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at January 1, 2019	–	(35)	(2,948)	(1,817)	(804)	(4,101)	(1,142)	(395)	(21)	(11,263)
Depreciation	–	(1)	(81)	(71)	(31)	(212)	(48)	(28)	(2)	(474)
Accumulated depreciation on deletions	–	3	103	47	22	121	20	9	–	325
Translation difference	–	–	(1)	–	–	–	–	–	1	–
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at January 1, 2019	1,307	617	5,684	623	265	1,414	361	241	15	10,527
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2018:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2018	1,137	671	7,680	2,214	979	4,819	1,358	517	30	19,405
Additions	92	2	416	95	25	120	41	21	2	814
Deletions	–	–	(1)	(4)	(1)	(29)	(2)	–	(1)	(38)
Reclassified as assets held for sale (Refer note 2.1.2)	–	–	–	(1)	(2)	(40)	(8)	(17)	–	(68)
Translation difference	–	–	35	2	1	14	4	10	–	66
Gross carrying value as at March 31, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Accumulated depreciation as at January 1, 2018	–	(30)	(2,645)	(1,531)	(688)	(3,499)	(981)	(310)	(18)	(9,702)
Depreciation	–	(1)	(71)	(69)	(31)	(175)	(40)	(27)	(1)	(415)
Accumulated depreciation on deletions	–	–	–	3	–	29	1	–	1	34
Reclassified as assets held for sale (Refer note 2.1.2)	–	–	–	1	1	25	5	15	–	47
Translation difference	–	–	(3)	(1)	(1)	(12)	(2)	(8)	–	(27)
Accumulated depreciation as at March 31, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Carrying value as at January 1, 2018	1,137	641	5,035	683	291	1,320	377	207	12	9,703
Carrying value as at March 31, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2019:

 (In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	78	–	916	462	136	1,129	254	209	9	3,193
Additions - Business Combination	–	–	–	1	2	34	7	3	–	47
Deletions	–	(68)	(116)	(60)	(40)	(239)	(40)	(21)	(2)	(586)
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	1	2	40	8	17	–	68
Translation difference	–	–	(4)	(1)	(1)	(2)	(2)	–	–	(10)
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(5)	(313)	(293)	(125)	(766)	(185)	(89)	(6)	(1,782)
Accumulated depreciation on deletions	–	3	103	50	32	229	36	20	2	475
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	(1)	(1)	(25)	(5)	(15)	–	(47)
Translation difference	–	–	2	–	–	2	1	–	–	5
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	134	2	789	264	86	471	130	74	5	1,955
Deletions	–	–	(1)	(8)	(8)	(109)	(10)	(12)	(5)	(153)
Reclassified as assets held for sale (Refer to note no. 2.1.2)	–	–	–	(1)	(2)	(40)	(8)	(17)	–	(68)
Translation difference	–	–	63	3	4	22	4	17	–	113
Gross carrying value as at March 31, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Accumulated depreciation as at April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(4)	(276)	(266)	(125)	(693)	(160)	(105)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	–	7	6	107	9	11	4	144
Reclassified as assets held for sale (Refer to note no. 2.1.2)	–	–	–	1	1	25	5	15	–	47
Translation difference	–	–	(3)	(2)	(2)	(18)	(2)	(12)	–	(39)
Accumulated depreciation as at March 31, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Carrying value as at April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751
Carrying value as at March 31, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116

Notes: (1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of lease hold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Group has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, the bargain purchase excess is recognized after reassessing the fair value of net assets acquired in the capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Carrying value at the beginning	2,211	3,652
Goodwill on Brilliant Basics acquisition (Refer note no. 2.1)	–	35
Goodwill on Wongdoody acquisition (refer note no. 2.1)	173	–
Goodwill on Fluido Oy acquisition (refer note no. 2.1)	240	–
Goodwill reclassified under assets held for sale (refer note no 2.1.2)	–	(1,609)
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount (Refer note 2.1.2)	863	–
Translation differences	53	133
Carrying value at the end	3,540	2,211

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the business segments based on “Management approach” as defined under Ind AS 108, Operating Segments.(Refer Note 2.24). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments as at March 31, 2019 :

(In crore)

Segment	As at March 31, 2019
Financial services	743
Retail	437
Communication	389
Energy, Utilities, Resources and Services	374
Manufacturing	239
2,182
Operating segments without significant goodwill	417
Total	2,599

Consequent to reclassification from held for sale (refer note no. 2.1.2) goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level which amounts to 941 crore as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments (prior to internal re-organization) as at March 31, 2018:

(In crore)

Segment	As at March 31, 2018
Financial services	474
Manufacturing	252
Retail, Consumer packaged goods and Logistics	314
Life Sciences, Healthcare and Insurance	446
Energy & Utilities, Communication and Services	470
1,956
Operating segments without significant goodwill	255
Total	2,211

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2019 and March 31, 2018, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows:

(in %)

	As at March 31,
	2019	2018
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	12.5	13.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2019:

In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at January 1, 2019	950	446	–	1	72	100	84	1,653
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	–	–	–	–	–
Additions/adjustments	–	–	–	–	–	–	–	–
Acquisition through business combination (Refer note no. 2.1.1)	–	–	–	–	–	–	–	–
Deletions/adjustments during the period	–	–	–	–	–	–	–	–
Translation difference	(13)	(5)	–	–	1	(1)	(1)	(19)
Gross carrying value as at March 31, 2019	937	441	–	1	73	99	83	1,634
Accumulated amortization as at January 1, 2019	(538)	(283)	–	(1)	(11)	(42)	(22)	(897)
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	–	–	–	–	–
Amortization expense	(25)	(22)	–	–	(1)	(3)	(6)	(57)
Reduction in value (Refer note 2.1.2)	–	–	–	–	–	–	–	–
Deletions/adjustments during the period	–	–	–	–	–	–	–	–
Translation differences	6	3	–	–	1	1	–	11
Accumulated amortization as at March 31, 2019	(557)	(302)	–	(1)	(11)	(44)	(28)	(943)
Carrying value as at January 1, 2019	412	163	–	–	61	58	62	756
Carrying value as at March 31, 2019	380	139	–	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	–	43	2-8	2-3

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2018:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at January 1, 2018	756	399	21	1	69	90	62	1,398
Additions	–	–	–	–	–	–	–	–
Deletions / Retirals during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified as assets held for sale (refer note no 2.1.2)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation difference	18	8	–	–	4	2	–	32
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at January 1, 2018	(485)	(178)	(21)	(1)	(8)	(59)	(47)	(799)
Amortization expense	(19)	(20)	–	–	–	(2)	(2)	(43)
Deletions during the period	172	–	21	–	–	29	35	257
Reclassified as assets held for sale (refer note no 2.1.2)	56	182	–	1	–	21	–	260
Translation differences	(13)	(3)	–	–	(2)	(1)	1	(18)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at January 1, 2018	271	221	–	–	61	31	15	599
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2-10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	0-5	–	–	–	43	3	3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2018	445	19	–	–	73	26	27	590
Reclassified from assets held for sale (Refer note 2.1.2)	157	388	–	1	–	37	–	583
Additions/adjustments	–	9	–	–	–	–	–	9
Acquisition through business combination (Refer note no. 2.1.1)	334	–	–	–	–	36	62	432
Deletions/adjustments during the period	–	–	–	–	–	–	–	–
Translation difference	1	25	–	–	–	–	(6)	20
Gross carrying value as at March 31, 2019	937	441	–	1	73	99	83	1,634
Accumulated amortization as at April 1, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Reclassified from assets held for sale (Refer note 2.1.2)	(56)	(182)	–	(1)	–	(21)	–	(260)
Amortization expense	(112)	(90)	–	–	(2)	(10)	(15)	(229)
Reduction in value (Refer note 2.1.2)	(93)	–	–	–	–	–	–	(93)
Deletion/adjustments during the period	–	–	–	–	–	–	–	–
Translation differences	(7)	(11)	–	–	1	(1)	–	(18)
Accumulated amortization as at March 31, 2019	(557)	(302)	–	(1)	(11)	(44)	(28)	(943)
Carrying value as at April 1, 2018	156	–	–	–	63	14	14	247
Carrying value as at March 31, 2019	380	139	–	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	–	43	2-8	2-3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2017	750	405	21	1	66	90	62	1,395
Acquisition through business combination (Refer note no. 2.1.1)	12	–	–	–	–	–	–	12
Deletions / Retirals during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified under assets held for sale (Refer note no 2.1.2)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation difference	12	2	–	–	7	2	–	23
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(127)	(79)	–	–	(1)	(12)	(10)	(229)
Deletion / Retirals during the period	172	–	21	–	–	29	35	257
Reclassified under assets held for sale (Refer note no 2.1.2)	56	182	–	1	–	21	–	260
Translation differences	(8)	(1)	–	–	(2)	(1)	–	(12)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2-10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	1-5	–	–	–	43	3	3

The amortization expense has been included under depreciation and amortization expense in the consolidated statement of profit and loss.

Research and Development Expenditure

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the three months ended March 31, 2019 and March 31, 2018 was 196 crore and 192 crore respectively, and for the year ended March 31, 2019 and March 31, 2018 was 769 crore and 748 crore respectively.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (refer note no. 2.4.1)
Preference securities	89	116
Equity instruments	11	22
	100	138
Investments carried at fair value through profit and loss (refer note no. 2.4.1)
Convertible promissory note	–	12
Preference securities	23	–
Others	16	66
	39	78
Quoted
Investments carried at amortized cost (refer note no. 2.4.2)
Tax free bonds	1,893	1,896
	1,893	1,896
Investments carried at fair value through profit and loss (refer note no. 2.4.3)
Fixed maturity plan securities	458	429
	458	429
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	1,420	3,215
Government Securities	724	–
	2,144	3,215
Total non-current investments	4,634	5,756
Current
Unquoted
Investments carried at fair value through profit or loss (refer note no. 2.4.3)
Liquid mutual fund units	1,786	81
	1,786	81
Investments carried at fair value through other comprehensive income
Commercial Paper (refer note no. 2.4.4)	495	293
Certificates of deposit (refer note no. 2.4.4)	2,482	5,269
	2,977	5,562
Quoted
Investment carried at amortized cost (refer note no.2.4.2)
Government Bonds	18	1
	18	1
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	1,846	763
	1,846	763
Total current investments	6,627	6,407
Total investments	11,261	12,163
Aggregate amount of quoted investments	6,359	6,304
Market value of quoted investments (including interest accrued)	6,573	6,568
Aggregate amount of unquoted investments	4,902	5,859
Aggregate amount of impairment made for non-current unquoted investments (including investment in associate)	–	71
Investments carried at amortized cost	1,911	1,897
Investments carried at fair value through other comprehensive income	7,067	9,678
Investments carried at fair value through profit or loss	2,283	588

Uncalled capital commitments outstanding as at March 31, 2019 and March 31, 2018 was 86 crore and 81 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income during the year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

	Year ended March 31, 2019			Year ended March 31, 2018
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	1	–	1	(13)	2	(11)
Certificates of deposit	(5)	2	(3)	16	(6)	10
Government securities	5	(1)	4	–	–	–
Equity and preference securities	63	7	70	4	3	7

Method of fair valuation:

 (In crore)

Class of investment	Method	Fair value as at
		March 31, 2019	March 31, 2018
Liquid mutual fund units	Quoted price	1,786	81
Fixed maturity plan securities	Market observable inputs	458	429
Tax free bonds and government bonds	Quoted price and market observable inputs	2,125	2,151
Non-convertible debentures	Quoted price and market observable inputs	3,266	3,978
Government securities	Quoted price and market observable inputs	724	–
Commercial Papers	Market observable inputs	495	293
Certificate of deposits	Market observable inputs	2,482	5,269
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	100	138
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	23	–
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	–	12
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	16	66
Total		11,475	12,417

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2019 and March 31, 2018 are as follows:

In crore, except otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Preference securities
Airviz Inc.	3	6
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	14	20
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	–	26
Nil (25,59,290) Series B Preferred Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc	25	23
39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
13,35,707 (Nil) Series C Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	27	21
11,80,358 (11,80,358) Series C-1 Preferred Stock
Tidalscale	23	–
36,74,269 (Nil) Series B Preferred Stock
Ideaforge	10	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up
Total investment in preference securities	112	116
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	10	21
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1 each
Ideaforge	–	–
100 (100) equity shares at 10/-, fully paid up
Total investment in equity instruments	11	22
Others
Stellaris Venture Partners India	16	7
Vertex Ventures US Fund L.L.P	–	59
Total investment in others	16	66
Convertible promissory note
Tidalscale*	–	12
Total investment in convertible promissory note	–	12
Total	139	216

* During the quarter ended September 30, 2018; Investment in Convertible promissory note of Tidalscale was converted into Series B Preferred Stock

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019			As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	1,000,000	470	50	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	1,000,000	1,000	105	1,000	106
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	1,000,000	3,300	342	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,100,000	210	2,100,000	211
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	200,000	21	200,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000	150,000	15	150,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	52	500,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000	500,000	50	500,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	1,000,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	500,000	53	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	1,000,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	1,000,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	1,000,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	1,000,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	500,000	50	500,000	50
Total investments in tax-free bonds			1,893		1,896

The balances held in government bonds as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019			As at March 31, 2018
	Face Value PHP	Units	Amount	Units	Amount
Treasury Notes Phillippines Govt. 29MAY2019	100	45,000	6	–	–
Treasury Notes PIBL1217E082 MAT DATE 09 May 2018	100	–	–	1,00,000	1
Treasury Notes Phillippines Govt. 17APRIL2019	100	90,000	12	–	–
Total investments in government bonds		135,000	18	100,000	1

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun liquid fund - Growth-Direct Plan	1,332,847	40	1,631,554	45
Aditya Birla Sun life Corporate Bond Fund -Growth -Direct Plan	19,600,407	141	–	–
Aditya Birla Sun life Money Manager Fund -Growth -Direct Plan	7,975,385	201	–	–
BSL Cash Manager - Growth	111,344	5	–	–
HDFC Money market Fund- Direct Plan- Growth Option	772,637	303	–	–
HDFC Liquid fund-Direct Plan growth option	68,035	25	–	–
ICICI Prudential Liquid –Direct plan –Growth	–	–	1,365,687	36
ICICI Prudential Savings Fund- Direct Plan-Growth	8,340,260	301	–	–
IDFC Corporate Bond - Fund Direct Plan	131,484,437	169	–	–
Kotak Money Market Fund- Direct Plan- Growth Option	973,751	301	–	–
SBI Premier Liquid Fund -Direct Plan -Growth	1,025,678	300	–	–
Total investments in liquid mutual fund units	171,684,781	1,786	2,997,241	81

The balances held in fixed maturity plans as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	60,000,000	70	60,000,000	65
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	25,000,000	29	25,000,000	27
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	38,000,000	44	38,000,000	41
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	45,000,000	45	45,000,000	45
ICICI FMP Series 80-1194 D Plan F Div	55,000,000	63	55,000,000	59
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	42,000,000	49	42,000,000	45
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	30,000,000	35	30,000,000	32
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	10,000,000	12	10,000,000	11
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	15,000,000	17	15,000,000	16
Kotak FMP Series 199 Direct- Growth	3,50,00,000	40	35,000,000	37
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	5,00,00,000	54	50,000,000	51
Total investments in fixed maturity plan securities	40,50,00,000	458	405,000,000	429

2.4.4 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at March 31, 2019 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	50	51	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	1,000	101	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	51	500	52
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	306	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	127	1,250	129
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/-	100	100	100	99
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	150	154	150	153
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	214	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	50	52	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	500	51	500	50
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	100	105	100	105
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/-	–	–	200	215
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	2,000	216	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	54	500	54
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/-	–	–	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	500	51	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	105	100	108
8.54% IDFC Bank Ltd 30MAY2018	10,00,000/-	–	–	1,500	194
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	50	51	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/-	1,000	107	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,750	186	1,750	188
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	1,000	103	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000/-	–	–	1,520	196
8.66% IDFC Bank Ltd 27DEC2018	10,00,000/-	–	–	400	52
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	75	75	75	76
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/-	5,000	256	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	1,070	110	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	101	1,000	102
8.80% LIC Housing Finance Ltd 24Dec2020	10,00,000/-	650	67	–	–
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	500	52	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	3,000	318	3,000	323
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/-	–	–	500	52
Total investments in non-convertible debentures		28,295	3,266	31,815	3,978

The balances held in government securities as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10,000/-	675,000	672	–	–
7.95% Government of India 28AUG2032	10,000/-	50,000	52	–	–
Total investments in government securities		7,25,000	724	–	-

The balances held in certificates of deposit as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000/-	90,000	872	208,000	1,985
HDFC Bank	1,00,000/-	–	–	15,000	147
ICICI Bank	1,00,000/-	75,000	738	126,000	1,186
IndusInd Bank	1,00,000/-	–	–	135,000	1,271
Kotak Bank	1,00,000/-	77,000	747	70,000	680
Vijaya Bank	1,00,000/-	12,500	125	–	–
Total investments in certificates of deposit		2,54,500	2,482	5,54,000	5,269

The balances held in commercial paper as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
LIC	5,00,000/-	10,000	495	6,000	293
Total investments in commercial paper		10,000	495	6,000	293

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non Current
Unsecured, considered good
Other loans
Loans to employees	19	36
	19	36
Unsecured, considered doubtful
Other loans
Loans to employees	24	17
	43	53
Less: Allowance for doubtful loans to employees	24	17
Total non-current loans	19	36
Current
Unsecured, considered good
Other loans
Loans to employees	241	239
Total current loans	241	239
Total loans	260	275

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non Current
Security deposits (1)	52	53
Rental deposits (1)	193	171
Restricted deposits(1)	67	60
Total non-current other financial assets	312	284
Current
Security deposits (1)	4	9
Rental deposits (1)	15	13
Restricted deposits (1)	1,671	1,535
Unbilled revenues (1)#	2,093	4,261
Interest accrued but not due (1)	905	766
Foreign currency forward and options contracts (2) (3)	336	16
Escrow and other deposits pertaining to buyback (Refer note 2.11)(1)	257	-
Others (1)	224	84
Total current other financial assets	5,505	6,684
Total other financial assets	5,817	6,968
(1) Financial assets carried at amortized cost	5,481	6,952
(2) Financial assets carried at fair value through other comprehensive income	37	12
(3) Financial assets carried at fair value through profit or loss	299	4

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Unsecured
Considered good (1)	14,827	13,142
Considered doubtful	483	354
	15,310	13,496
Less: Allowance for credit loss	483	354
Total trade receivables	14,827	13,142
(1) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Balances with banks
In current and deposit accounts	14,197	13,168
Cash on hand	–	–
Others
Deposits with financial institutions	5,371	6,650
Total cash and cash equivalents	19,568	19,818
Cash and cash equivalents included under assets classified under held for sale (refer note no 2.1.2)	–	53
	19,568	19,871
Balances with banks in unpaid dividend accounts	29	22
Deposit with more than 12 months maturity	6,582	6,332
Balances with banks held as margin money deposits against guarantees	114	356

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of 358 crore and 533 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current accounts
ANZ Bank, Taiwan	1	9
Axis Bank, India	1	–
Banamex Bank, Mexico	8	2
Banamex Bank, Mexico (U.S. Dollar account)	27	13
Bank of America, Mexico	102	25
Bank of America, USA	1,162	1,172
Bank of Baroda, Mauritius	1	1
Bank of Leumni , Israel	6	–
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	1
Bank Zachodni WBK S.A, Poland	–	17
Barclays Bank, UK	39	40
BNP Paribas Bank, Norway	24	88
China Merchants Bank, China	2	6
Citibank N.A., Australia	91	223
Citibank N.A., Brazil	31	14
Citibank N.A., China	65	116
Citibank N.A., China (U.S. Dollar account)	14	9
Citibank N.A., Costa Rica	1	1
Citibank N.A., Dubai	10	6
Citibank N.A., EEFC (U.S. Dollar account)	2	4
Citibank N.A., Europe	1	–
Citibank N.A., Hungary	1	6
Citibank N.A., India	2	2
Citibank N.A., Japan	22	18
Citibank N.A., New Zealand	3	11
Citibank N.A., Portugal	10	8
Citibank N.A., Romania	1	2
Citibank N.A., Singapore	77	4
Citibank N.A., South Africa	18	33
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	17	2
Citibank N.A., USA	8	4
Citibank N.A., Luxemberg	4	–
Commercial Bank, Germany	1	–
Danske Bank, Sweden	1	1
Deutsche Bank, Belgium	16	27
Deutsche Bank, Czech Republic	20	16
Deutsche Bank, Czech Republic (Euro account)	6	3
Deutsche Bank, Czech Republic (U.S. Dollar account)	24	2
Deutsche Bank, EEFC (Australian Dollar account)	3	2
Deutsche Bank, EEFC (Euro account)	23	34
Deutsche Bank, EEFC (Swiss Franc account)	5	2
Deutsche Bank, EEFC (U.S. Dollar account)	217	32
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	9
Deutsche Bank, France	20	19
Deutsche Bank, Germany	111	100
Deutsche Bank, Hong Kong	1	1
Deutsche Bank, India	45	44
Deutsche Bank, Malaysia	1	5
Deutsche Bank, Netherlands	34	15
Deutsche Bank, Philippines	4	25
Deutsche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	28	18
Deutsche Bank, Poland (Euro account)	8	8
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	–	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	33	29
Deutsche Bank, Switzerland ( US Dollar account)	1	–
Deutsche Bank, United Kingdom	42	79
Deutsche Bank, USA	61	2
HSBC Bank, (U.S. Dollar account)	1	–
Hua Xia Bank, RMB	1	–
HSBC Bank, Dubai	–	2
HSBC Bank, Hong Kong	1	2
HSBC Bank, United Kingdom	19	6
HSBC Bank, India	3	–
ICICI Bank, EEFC (Euro account)	7	1
ICICI Bank, EEFC (U.S. Dollar account)	34	40
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	6	11
ICICI Bank, India	42	52
Nordbanken, Sweden	45	50
Nordea	17	–
Punjab National Bank, India	2	12
Kotak Bank	5	–
Raiffeisen Bank, Czech Republic	–	5
Raiffeisen Bank, Romania	–	3
Royal Bank of Canada, Canada	136	166
Santander Bank, Argentina	–	1
Silicon Valley Bank, USA	13	–
Splitska Banka D.D., Société Générale Group, Croatia	14	8
State Bank of India, India	3	1
The Saudi British Bank, Saudi Arabia	3	3
Washington Trust Bank	48	–
	2,886	2,703

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Deposit accounts
Axis Bank	925	–
Bank BGZ BNP Paribas S.A.	235	144
Barclays Bank	500	200
Canara Bank	85	84
Citibank	176	224
Deutsche Bank, AG	–	24
Deutsche Bank, Poland	126	211
HDFC Bank	50	2,498
HSBC Bank	200	–
ICICI Bank	3,177	3,497
IDBI Bank	–	250
IDFC Bank	2,450	1,500
IndusInd Bank	550	1,000
Kotak Mahindra Bank	500	–
South Indian Bank	173	450
Standard Chartered Bank	2,000	–
Washington trust bank	21	–
Yes Bank	–	5
	11,168	10,087
Unpaid dividend accounts
Axis Bank - Unpaid dividend account	4	1
HDFC Bank - Unpaid dividend account	–	1
ICICI Bank - Unpaid dividend account	25	20
	29	22
Margin money deposits against guarantees
Canara Bank	45	151
Citibank	–	3
ICICI Bank	69	202
	114	356
Deposits with financial institutions
HDFC Limited	4,146	5,450
LIC Housing Finance Limited	1,225	1,200
	5,371	6,650
Total cash and cash equivalents	19,568	19,818

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non Current
Capital advances	489	421
Advances other than capital advances
Prepaid gratuity (refer note no. 2.20.1)	42	43
Others
Withholding taxes and others	929	1,428
Prepaid expenses	162	111
Advance for business acquisition (refer note no. 2.1.1)	206	–
Deferred Contract Cost*	277	262
Total Non-Current other assets	2,105	2,265
Current
Advances other than capital advances
Payment to vendors for supply of goods	109	119
Others
Unbilled revenues #	3,281	–
Withholding taxes and others	1,488	1,032
Prepaid expenses	751	472
Deferred Contract Cost	58	44
Total Current other assets	5,687	1,667
Total other assets	7,792	3,932

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 523 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

# Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buyback of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,568	–	–	–	–	19,568	19,568
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	23	100	–	123	123
Tax-free bonds and government bonds	1,911	–	–	–	–	1,911	2,125(1)
Liquid mutual fund units	–	–	1,786	–	–	1,786	1,786
Non convertible debentures	–	–	–	–	3,266	3,266	3,266
Government securities	–	–	–	–	724	724	724
Commercial paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Other investments	–	–	16	–	–	16	16
Fixed maturity plan securities	–	–	458	–	–	458	458
Trade receivables (Refer Note no. 2.7)	14,827	–	–	–	–	14,827	14,827
Loans (Refer Note no. 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.6)(3)	5,481	–	299	–	37	5,817	5,733(2)
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities:
Trade payables	1,655	–	–	–	–	1,655	1,655
Other financial liabilities (Refer Note no. 2.12)	8,731	–	205	–	–	8,936	8,936
Total	10,386	–	205	–	–	10,591	10,591

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds
(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,818	–	–	–	–	19,818	19,818
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	–	138	–	138	138
Tax-free bonds and government bonds	1,897	–	–	–	–	1,897	2,151(1)
Liquid mutual fund units	–	–	81	–	–	81	81
Non convertible debentures	–	–	–	–	3,978	3,978	3,978
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial paper	–	–	–	–	293	293	293
Convertible promissory note	–	–	12	–	–	12	12
Other investments	–	–	66	–	–	66	66
Fixed maturity plan securities	–	–	429	–	–	429	429
Trade receivables (Refer Note no. 2.7)	13,142	–	–	–	–	13,142	13,142
Loans (Refer Note no. 2.5)	275	–	–	–	–	275	275
Other financials assets (Refer Note no. 2.6)	6,952	–	4	–	12	6,968	6,884(2)
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Other financial liabilities (Refer Note no. 2.12)	5,442	–	93	–	3	5,538	5,538
Total	6,136	–	93	–	3	6,232	6,232

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2019:

(In crore)

	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	1,786	1,786	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,107	1,836	271	–
Investments in government bonds (Refer Note no. 2.4)	18	18	–	–
Investments in equity instruments (Refer Note no. 2.4)	11	–	–	11
Investments in preference securities (Refer Note no. 2.4)	112	–	–	112
Investments in non convertible debentures (Refer Note no. 2.4)	3,266	1,780	1,486	–
Investments in certificates of deposit (Refer Note no. 2.4)	2,482	–	2,482	–
Investment in Government securities	724	724	–	–
Investment in Commercial paper	495	–	495	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	458	–	458	–
Other investments (Refer Note no. 2.4)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	336	–	336	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	15	–	15	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	190	–	–	190

(1) Discount rate pertaining to contingent consideration ranges from 9% to 16%

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 746 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

(In crore)

	As at March 31, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	81	81	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,150	1,878	272	–
Investments in government bonds (Refer Note no. 2.4)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.4)	22	–	–	22
Investments in preference securities (Refer Note no. 2.4)	116	–	–	116
Investments in non convertible debentures (Refer Note no. 2.4)	3,978	2,695	1,283	–
Investments in certificates of deposit (Refer Note no. 2.4)	5,269	–	5,269	–
Investments in commercial paper (Refer Note no. 2.4)	293	–	293	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	429	–	429	–
Investments in convertible promissory note (Refer Note no. 2.4)	12	–	–	12
Other investments (Refer Note no. 2.4)	66	–	–	66
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	42	–	42	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	54	–	–	54

(1)Discounted contingent consideration at 10%

During the year ended March 31, 2018, tax free bonds and non-convertible debentures of 1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 850 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,640	266	110	213	1,113	3,342
Trade receivables	9,950	1,844	1,025	527	971	14,317
Other financial assets , loans and other current assets	4,189	873	285	310	748	6,405
Trade payables	(708)	(128)	(139)	(80)	(107)	(1,162)
Other financial liabilities	(4,201)	(560)	(217)	(382)	(759)	(6,119)
Net assets / (liabilities)	10,870	2,295	1,064	588	1,966	16,783

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Other financial assets (including loans)	2,636	663	330	173	470	4,272
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Other financial liabilities	(2,289)	(417)	(215)	(273)	(596)	(3,790)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Impact on the Group's incremental operating margins	0.45%	0.50%	0.47%	0.50%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

	As at		As at
	March 31, 2019		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	120	588	60	300
In Euro	135	1,049	100	808
In United Kingdom Pound Sterling	25	226	20	184
Other derivatives
Forward contracts
In Australian dollars	8	37	5	25
In Canadian dollars	13	68	20	99
In Euro	176	1,367	91	735
In Japanese Yen	550	34	550	34
In New Zealand dollars	16	75	16	76
In Norwegian Krone	40	32	40	34
In Singapore dollars	140	716	5	25
In South African Rand	–	–	25	14
In Swedish Krona	50	37	50	40
In Swiss Franc	25	172	21	146
In U.S. dollars	955	6,608	623	4,061
In United Kingdom Pound Sterling	80	724	51	466
Option Contracts
In Australian dollars	10	49	20	100
In Canadian dollars	13	69	–	–
In Euro	60	466	45	363
In Swiss Franc	5	35	5	33
In U.S. dollars	433	2,995	320	2,086
In United Kingdom Pound Sterling	10	91	25	231
Total forwards and options contracts		15,438		9,860

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Not later than one month	4,432	2,828
Later than one month and not later than three months	6,921	4,568
Later than three months and not later than one year	4,085	2,464
	15,438	9,860

During the year ended March 31, 2019, the group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as at March 31, 2019 are expected to occur and reclassified to the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the statement of profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2019:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Gain/(Loss)
Balance at the beginning of the period	36	(2)	–	39
Gain / (Loss) recognized in other comprehensive income during the period	25	(9)	118	(93)
Amount reclassified to profit or loss during the period	(45)	11	(90)	41
Tax impact on above	5	–	(7)	13
Balance at the end of the period	21	–	21	–

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

	As at		As at
	March 31, 2019		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	338	(17)	20	(46)
Amount set off	(2)	2	(4)	4
Net amount presented in Balance Sheet	336	(15)	16	(42)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 14,827 crore and 13,142 crore as at March 31, 2019 and March 31, 2018, respectively and unbilled revenues amounting to 5,374 crore and 4,261 crore as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Revenue from top customer	3.3	3.6	3.6	3.4
Revenue from top 10 customers	19.7	19.2	19.0	19.3

Credit risk exposure

The allowance for lifetime ECL on customer balances for three months ended March 31, 2019 was 15 crore and reversal of allowance for lifetime ECL on customer balances for three month ended March 31, 2018 was 27 crore respectively and allowances for year ended March 31, 2019 and March 31, 2018 was 239 crore and 34 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Balance at the beginning	615	470	449	411
Impairment loss recognized/(reversal)	15	(27)	239	34
Write-offs	–	–	(73)	(5)
Reclassified from held for sale (Refer note 2.1.2)	–	(1)	–	(1)
Translation differences	(3)	7	12	10
Balance at the end	627	449	627	449

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

 (In crore except otherwise stated)

	As at
	March 31, 2019	March 31, 2018
Trade receivables	14,827	13,142
Unbilled revenues	5,374	4,261

Days sales outstanding was 66 days and 67 days as at March 31, 2019 and March 31, 2018, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2019, the Group had a working capital of 34,240 crore including cash and cash equivalents of 19,568 crore and current investments of 6,627 crore. As at March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore.

As at March 31, 2019 and March 31, 2018, the outstanding compensated absences were 1,663 crore and 1,469 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

Under the company's on going buyback programme the maximum buyback size is 8,260 crore. The company has bought back shares amounting to 797 crore (including transaction costs) till March 31, 2019 (Refer note 2.11)

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2019:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,655	–	–	–	1,655
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	8,716	11	4	–	8,731
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	114	83	–	36	233

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	5,442	–	–	–	5,442
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	41	7	7	–	55

2.11 EQUITY

SHARE CAPITAL

(In crore, except as otherwise stated)

	As at
Particulars	March 31, 2019	March 31, 2018
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (2,40,00,00,000) equity shares	2,400	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value(1)	2,170	1,088
4,33,59,54,462 (2,17,33,12,301) equity shares fully paid-up(2)
	2,170	1,088

Note: Forfeited shares amounted to 1,500 (1,500)

(1) Refer note no. 2.21 for details of basic and diluted shares

(2) Net of treasury shares 2,03,24,982 (1,08,01,956)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

In the period of five years immediately preceding March 31, 2019:

Bonus Issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following:

a) Declared a special dividend of 4/- per equity share;

(b) Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800/- per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot. After the execution of the above, along with the special dividend (including dividend distribution tax) of 2,633 crore ($386 million) already paid in June 2018, the Company would complete the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore the indicative maximum number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September, 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019 , the Company has created ‘Capital Redemption Reserve’ of 5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Year ended March 31,
	2019	2018
Special dividend fiscal 2019	4.00	–
Interim dividend fiscal 2019	7.00	–
Final dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Interim dividend for fiscal 2018	–	6.50
Final Dividend for fiscal 2017	–	7.38

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018 , special divided for fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of 13,705 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately 5,483 crore, (excluding dividend paid on treasury shares) including dividend distribution tax. The final dividend of 10.50/- per equity share and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019.

The details of shareholder holding more than 5% shares as at March 31, 2019 and March 31, 2018 are as follows :

Name of the shareholder	As at March 31, 2019		As at March 31, 2018
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	74,62,54,648	17.11	75,98,11,718	17.39
Life Insurance Corporation of India	25,43,32,376	5.83	29,90,28,034	6.85

Information in the table above is adjusted for September, 2018 bonus issue

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2019 and March 31, 2018 are as follows:

  (In crore, except as stated otherwise)

Particulars	As at March 31, 2019		As at March 31, 2018
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	217,33,12,301	1,088	228,56,55,150	1,144
Add: Shares issued on exercise of employee stock options - before bonus issue	3,92,528	–	7,00,629	–
Add: Bonus shares issued	217,37,04,829	1,088	–	–
Add: Shares issued on exercise of employee stock options - after bonus issue	11,96,804	–	–	–
Less: Shares bought back (1)(2)	1,26,52,000	6	113,043,478	56
Number of shares at the end of the period	433,59,54,462	2,170	217,33,12,301	1,088

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Securities premium

The amount received in excess of the par value has been classified as securities premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of profit and loss is credited to securities premium.

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (Formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,03,24,982 and 1,08,01,956 shares (not adjusted for September, 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September, 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants during the three months and year ended March 31, 2019 and March 31, 2018 under the 2015 Plan:

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
RSU
Salil Parekh, CEO and MD - Refer note 1 below	42,930	226,048	260,130	226,048
U.B. Pravin Rao, COO and WTD	68,250	–	68,250	54,500
Dr. Vishal Sikka*	–	–	–	540,448
Other KMPs	347,150	429,900	347,150	546,200
Employees other than KMP	1,878,050	3,119,840	3,665,170	3,194,020
	2,336,380	3,775,788	4,340,700	4,561,216
ESOP
U.B. Pravin Rao, COO and WTD	–	–	–	86,000
Dr. Vishal Sikka*	–	–	–	661,050
Other KMPs	–	–	–	88,900
Employees other than KMP	–	–	–	147,200
	–	–	–	983,150
Incentive units - cash settled
Other employees	21,500	85,180	74,090	100,080
	21,500	85,180	74,090	100,080
Total grants	2,357,880	3,860,968	4,414,790	5,644,446

Information in the table above is adjusted for September, 2018 bonus issue

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 1,69,536 RSUs (adjusted for September 2018 bonus issue). The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The Board based on the recommendations of the Nomination and Remuneration committee approved on January 11, 2019, the annual time based grant for fiscal 2019 of 42,930 RSUs. The grant was made effective February 1, 2019.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as at March 31, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units were outstanding (net of forfeitures) 1,77,454 and 2,23,514 (adjusted for September, 2018 bonus issue), respectively.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Granted to:
KMP(2)	10	1	33	(13)
Employees other than KMP	49	25	169	97
Total (1)	59	26	202	84
(1) Cash-settled stock compensation expense included above	1	2	5	5

(2)	Included a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 9 crore and 6 crore as at March 31, 2019 and March 31, 2018 respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended March 31, 2019 and March 31, 2018 is as follows:

Particulars	Three months ended March 31, 2019		Three months ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	7,659,466	2.50	4,168,568	2.50
Granted	2,336,380	5.00	3,775,788	2.50
Exercised	660,078	2.50	231,992	2.50
Forfeited and expired	154,570	2.67	211,546	2.50
Outstanding at the end	9,181,198	3.13	7,500,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,641,600	519	2,316,800	496
Granted	–	–	–	–
Exercised	8,224	499	104,824	492
Forfeited and expired	10,200	499	278,150	482
Outstanding at the end	1,623,176	516	1,933,826	493
Exercisable at the end	698,500	517	393,824	496

Information in the table above is adjusted for September 2018 bonus issue

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2019 and March 31, 2018 is set out below:

Particulars	Year ended March 31, 2019		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	7,500,818	2.50	5,922,746	2.50
Granted	4,340,700	3.84	4,561,216	2.50
Exercised	1,864,510	2.50	1,296,434	2.50
Forfeited and expired	795,810	2.61	1,686,710	2.50
Outstanding at the end	9,181,198	3.13	7,500,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,933,826	493	2,395,300	496
Granted	–	–	983,150	472
Exercised	117,350	515	104,824	492
Forfeited and expired	193,300	521	1,339,800	481
Outstanding at the end	1,623,176	516	1,933,826	493
Exercisable at the end	698,500	517	393,824	496

Information in the table above is adjusted for September, 2018 bonus issue

During the three months ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 732 and 560 (adjusted for September 2018 bonus issue) respectively.

During the year ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 701 and 496 (adjusted for September 2018 bonus issue) respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2019 is as follows:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

Information in the table above is adjusted for September, 2018 bonus issue

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2018 was as follows:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	7,500,818	1.89	2.50
450 - 600 (ESOP)	1,933,826	6.60	493
	9,434,644	2.57	104

Information in the table above is adjusted for September, 2018 bonus issue

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares RSU	Fiscal 2019- ADS RSU
Weighted average share price () / ($- ADS) (1)	696	10.77
Exercise price ()/ ($- ADS) (1)	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS) (1)	648	10.03

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS) (1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS) (1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS) (1)	533	127	7.74	1.47

(1)Adjusted for September, 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Others
Accrued compensation to employees (1)	15	–
Compensated absences	44	48
Payable for acquisition of business (refer note no. 2.1.1) (2)
Contingent consideration	88	13
Total non-current other financial liabilities	147	61
Current
Unpaid dividends (1)	29	22
Others
Accrued compensation to employees (1)	2,572	2,509
Accrued expenses (1)	3,319	2,452
Retention monies (1)	112	132
Payable for acquisition of business
Contingent consideration (refer note no. 2.1.1) (2)	102	41
Payable by controlled trusts (1)	168	139
Financial liability relating to buyback (refer to note 2.11)(1)	1,202	–
Compensated absences	1,619	1,421
Foreign currency forward and options contracts (2)(3)	15	42
Capital creditors (1)	676	155
Other payables (1)	638	33
Total current other financial liabilities	10,452	6,946
Total other financial liabilities	10,599	7,007
(1) Financial liability carried at amortized cost	8,731	5,442
(2) Financial liability carried at fair value through profit or loss	205	93
(3) Financial liability carried at fair value through other comprehensive income	–	3
Contingent consideration on undiscounted basis	233	55

In accordance with Ind AS 32, Financial Instruments: Presentation, the Company has recorded a financial liability of 1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to note 2.11). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Others
Deferred income - government grant on land use rights	42	44
Accrued gratuity (Refer to Note No. 2.20.1)	30	28
Deferred rent	174	151
Deferred income	29	36
Total non-current other liabilities	275	259
Current
Unearned revenue	2,809	2,295
Client deposit	26	38
Others
Withholding taxes and others	1,487	1,240
Accrued gratuity (refer note no. 2.20.1)	2	–
Deferred rent	63	32
Deferred income - government grant on land use rights	1	1
Total current other liabilities	4,388	3,606
Total other liabilities	4,663	3,865

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Others
Post-sales client support and other provisions	576	492
Total provisions	576	492

The movement in the provision for post-sales client support and other provisions is as follows :

(In crore)

Particulars	Three months ended	Year ended
	March 31, 2019	March 31, 2019
Balance at the beginning	582	492
Provision recognized/(reversed)	24	168
Provision utilized	(24)	(112)
Exchange difference	(6)	28
Balance at the end	576	576

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Current taxes	1,193	1,466	5,727	4,581
Deferred taxes	12	(150)	(96)	(340)
Income tax expense	1,205	1,316	5,631	4,241

During the quarter ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid $215 million (1,455 crore).

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended March 31, 2019 and March 31, 2018 includes reversal (net of provisions) of 82 crore and reversal (net of provisions) 117 crore respectively. Income tax expense for the year ended March 31, 2019 and March 31, 2018 includes reversals (net of provisions) of 129 crore and 291 crore respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Profit before income taxes	5,283	5,006	21,041	20,270
Enacted tax rates in India	34.94%	34.61%	34.94%	34.61%
Computed expected tax expense	1,846	1,732	7,353	7,015
Tax effect due to non-taxable income for Indian tax purposes	(755)	(631)	(2,705)	(2,068)
Overseas taxes	122	247	719	701
Tax provision (reversals)	(176)	(117)	(176)	(1,617)
Effect of exempt non-operating income	(13)	(6)	(58)	(66)
Effect of unrecognized deferred tax assets	17	49	92	188
Effect of differential overseas tax rates	2	27	(1)	52
Effect of non-deductible expenses	47	40	353	57
Branch profit tax (net of credits)	108	(55)	25	(210)
Subsidiary dividend distribution tax	–	–	–	172
Others	7	30	29	17
Income tax expense	1,205	1,316	5,631	4,241

The applicable Indian corporate statutory tax rate for the year ended March 31, 2019 and March 31, 2018 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the three months and year ended March 31, 2019 and March 31, 2018 relates to origination and reversal of temporary differences except for a credit of 155 crore (on account of US Tax Reforms explained above), for the year ended March 31, 2018.

During the year ended March 31, 2018, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the Group has recorded a charge of 172 crore as income tax expense during the year ended March 31, 2018.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' U.S. branch net assets amounted to approximately 5,196 crore. As at March 31, 2019, the Company has a deferred tax liability for branch profit tax of  201 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the three months and year ended March 31, 2019 includes interest on income tax refund of 51 crore each, respectively. Other income for the three months and year ended March 31, 2018 includes interest on income tax refund of Nil and 262 crore, respectively.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 6,007 crore and 5,045 crore as at March 31, 2019 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 2,624 crore and 1,936 crore as at March 31, 2019 and March 31, 2018, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balance as at March 31, 2018 excludes the accumulated losses of Disposal Groups classified as held for sale. (Refer note 2.1.2)

The following table provides details of expiration of unused tax losses:

(In crore)

Year	As at
March 31, 2019
2020	173
2021	80
2022	142
2023	198
2024	187
Thereafter	1,844
Total	2,624

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Income tax assets	6,743	6,070
Current income tax liabilities	1,567	2,043
Net current income tax asset / (liability) at the end	5,176	4,027

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Net current income tax asset/ (liability) at the beginning	4,783	3,515	4,027	1,831
Translation differences	2	11	(1)	–
Income tax paid	1,573	2,012	6,832	6,829
Current income tax expense	(1,193)	(1,466)	(5,727)	(4,581)
Reclassified under assets held for sale (refer note no. 2.1.2)	–	(35)	23	(35)
Reclassified from held for sale (Refer note 2.1.2)	–	–	13	–
Income tax benefit arising on exercise of stock options	5	–	8	–
Additions through business combination	–	–	(9)	–
Tax impact on buyback expenses	4	–	4	–
Income tax on other comprehensive income	2	(10)	6	(17)
Net current income tax asset/ (liability) at the end	5,176	4,027	5,176	4,027

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale, net	Translation difference	Carrying value as at March 31, 2019
Deferred income tax assets
Property, plant and equipment	242	20	–	–	–	–	262
Accrued compensation to employees	25	6	–	–	–	–	31
Trade receivables	165	11	–	–	–	–	176
Compensated absences	387	10	–	–	–	–	397
Post sales client support	111	(7)	–	–	–	–	104
Derivative financial instruments	3	1	–	–	–	–	4
Intangibles	16	–	–	–	–	–	16
Credits related to branch profits	261	81	–	–	–	(2)	340
Others	181	43	–	(2)	–	4	226
Total deferred income tax assets	1,391	165	–	(2)	–	2	1,556
Deferred income tax liabilities
Intangible asset	(163)	34	–	–	–	1	(128)
Branch profit tax	(355)	(189)	–	–	–	3	(541)
Derivative financial instruments	(107)	(8)	–	5	–	–	(110)
Others	(81)	(14)	–	19	–	(1)	(77)
Total Deferred income tax liabilities	(706)	(177)	–	24	–	3	(856)

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended March 31, 2018 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified as Held for Sale, net	Translation difference	Carrying value as at March 31, 2018
Deferred income tax assets
Property, plant and equipment	189	27	–	–	(1)	–	215
Computer software	–	–	–	–	–	–	–
Accrued compensation to employees	27	(14)	–	–	(2)	1	12
Trade receivables	142	(2)	–	–	–	1	141
Compensated absences	352	15	–	–	(2)	1	366
Post sales client support	73	25	–	–	–	–	98
Derivative financial instruments	–	13	–	–	–	–	13
Intangibles	22	(14)	–	–	–	1	9
Credits related to branch profits	293	41	–	–	–	7	341
Others	123	21	–	–	(33)	6	117
Total deferred income tax assets	1,221	112	–	–	(38)	17	1,312
Deferred income tax liabilities
Intangible asset	(129)	8	–	–	86	(3)	(38)
Branch profit tax	(508)	14	–	–	–	(11)	(505)
Derivative financial instruments	(18)	17	–	–	–	(1)	(2)
Others	(27)	(1)	–	2	5	(5)	(26)
Total Deferred income tax liabilities	(682)	38	–	2	91	(20)	(571)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale, net	Translation difference	Carrying value as at March 31, 2019
Deferred income tax assets
Property, plant and equipment	215	46	–	–	1	–	262
Accrued compensation to employees	12	16	–	–	2	1	31
Trade receivables	141	35	–	–	–	–	176
Compensated absences	366	29	–	–	2	–	397
Post sales client support	98	5	–	–	–	1	104
Derivative financial instruments	13	(14)	–	4	–	1	4
Intangibles	9	6	–	–	–	1	16
Credits related to branch profits	341	(22)	–	–	–	21	340
Others	117	75	–	9	33	(8)	226
Total deferred income tax assets	1,312	176	–	13	38	17	1,556
Deferred income tax liabilities
Intangible asset	(38)	63	(56)	–	(86)	(11)	(128)
Branch profit tax	(505)	(3)	–	–	–	(33)	(541)
Derivative financial instruments	(2)	(97)	–	(11)	–	–	(110)
Others	(26)	(43)	(8)	(1)	(5)	6	(77)
Total Deferred income tax liabilities	(571)	(80)	(64)	(12)	(91)	(38)	(856)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2018 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2017	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified as Held for Sale, net	Translation difference	Carrying value as at March 31, 2018
Deferred income tax assets
Property, plant and equipment	138	78	–	–	(1)	–	215
Computer software	40	(41)	–	–	–	1	–
Accrued compensation to employees	57	(42)	–	–	(2)	(1)	12
Trade receivables	136	4	–	–	–	1	141
Compensated absences	374	(10)	–	–	(2)	4	366
Post sales client support	97	2	–	–	–	(1)	98
Derivative financial instruments	–	13	–	–	–	–	13
Intangibles	22	(14)	–	–	–	1	9
Credits related to branch profits	–	334	–	–	–	7	341
Others	229	(70)	–	(14)	(33)	5	117
Total deferred income tax assets	1,093	254	–	(14)	(38)	17	1,312
Deferred income tax liabilities
Intangible asset	(206)	85	(2)	–	86	(1)	(38)
Branch profit tax	(327)	(172)	–	–	–	(6)	(505)
Derivative financial instruments	(86)	72	–	13	–	(1)	(2)
Others	(141)	101	–	13	5	(4)	(26)
Total Deferred income tax liabilities	(760)	86	(2)	26	91	(12)	(571)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Deferred income tax assets after set off	1,372	1,282
Deferred income tax liabilities after set off	(672)	(541)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Group adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as at April 1, 2018. In accordance with the cumulative catch-up transition method , the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 1 “Significant Accounting Policies,” in the Company’s 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its statement of Profit and loss.

Revenues for the three months and year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Revenue from software services	20,372	17,191	78,359	66,857
Revenue from products and platforms	1,167	892	4,316	3,665
Total revenue from operations	21,539	18,083	82,675	70,522

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others(5)	Total
Revenues by Geography
North America	4,093	2,206	1,763	1,513	1,150	1,575	767	126	13,193
Europe	1,255	987	464	975	918	35	492	41	5,167
India	296	6	23	1	21	32	4	110	493
Rest of the world	1,161	217	671	258	72	8	24	275	2,686
Total	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
Revenue by offerings
Services
Digital	2,083	1,229	966	910	683	527	267	100	6,765
Core	3,972	2,109	1,897	1,788	1,427	1,055	917	442	13,607
Subtotal	6,055	3,338	2,863	2,698	2,110	1,582	1,184	542	20,372
Products and platforms
Digital	205	68	57	15	33	66	66	7	517
Core	545	10	1	34	18	2	37	3	650
Subtotal	750	78	58	49	51	68	103	10	1,167
Total	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
Digital	2,288	1,297	1,023	925	716	593	333	107	7,282
Core	4,517	2,119	1,898	1,822	1,445	1,057	954	445	14,257
Revenues by contract type
Fixed Price	3,006	2,143	1,965	1,531	1,115	814	612	281	11,467
Time & Materials	3,799	1,273	956	1,216	1,046	836	675	271	10,072
Total	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539

For the year ended March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	16,052	8,792	5,579	5,867	4,336	5,914	3,066	432	50,038
Europe	4,890	3,836	1,897	3,550	3,497	106	2,011	155	19,942
India	1,209	23	56	3	86	137	12	522	2,048
Rest of the world	4,326	905	2,894	970	233	20	114	1,185	10,647
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Revenue by offerings
Services
Digital	7,543	4,410	3,421	2,993	2,291	1,998	1,085	308	24,049
Core	16,064	8,795	6,822	7,190	5,644	4,087	3,780	1,928	54,310
Subtotal	23,607	13,205	10,243	10,183	7,935	6,085	4,865	2,236	78,359
Products and platforms
Digital	734	305	177	68	136	86	204	38	1,748
Core	2,136	46	6	139	81	6	134	20	2,568
Subtotal	2,870	351	183	207	217	92	338	58	4,316
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Digital	8,277	4,715	3,598	3,061	2,427	2,084	1,289	346	25,797
Core	18,200	8,841	6,828	7,329	5,725	4,093	3,914	1,948	56,878
Revenues by contract type
Fixed Price	11,600	8,571	6,330	6,033	4,178	3,148	2,430	1,136	43,426
Time & Materials	14,877	4,985	4,096	4,357	3,974	3,029	2,773	1,158	39,249
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognized as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones. Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the year ended March 31, 2019 , the company recognized revenue of 2,237 crore arising from opening unearned revenue as of April 1, 2018.

During the year ended March 31, 2019, 2,685 crore of unbilled revenue pertaining to fixed price development contracts as of April 1, 2018 has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, other than those meeting the exclusion criteria mentioned above, is 51,274 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18 Revenue standard instead of Ind AS 115 Revenue from contract with customers on the financials results of the Group for the three months and year ended March 31, 2019 and as at March 31, 2019 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of 3,281 crore as at March 31, 2019 has been considered as a Non financial asset.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Consolidated Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Effective April 1, 2018, the Group has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	35	35	143	143
Deposit with Bank and others	320	347	1,261	1,531
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures, certificates of deposit, Govt. securities and commercial paper	142	133	646	682
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	–	2	4
Gain / (loss) on liquid mutual funds	63	39	196	253
Exchange gains/ (losses) on foreign currency forward and options contracts	195	(130)	185	1
Exchange gains/ (losses) on translation of assets and liabilities	(139)	183	133	233
Miscellaneous Income, net	48	45	316	464
Total other income	665	652	2,882	3,311

2.18 EXPENSES

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Employee benefit expenses
Salaries including bonus	11,701	9,750	43,894	37,764
Contribution to provident and other funds	234	212	946	828
Share based payments to employees (Refer note no. 2.11)	59	26	202	84
Staff welfare	80	66	273	217
	12,074	10,054	45,315	38,893
Cost of software packages and others
For own use	237	220	930	887
Third party items bought for service delivery to clients	452	246	1,623	983
	689	466	2,553	1,870
Other expenses
Repairs and maintenance	359	272	1,269	1,089
Power and fuel	49	50	221	207
Brand and marketing	135	72	489	305
Operating lease payments (Refer to Note 2.19)	165	130	585	528
Rates and taxes	52	3	184	166
Consumables	15	8	47	30
Insurance	19	16	67	59
Provision for post-sales client support and others	(24)	60	1	142
Commission to non-whole time directors	2	2	8	9
Impairment loss recognized / (reversed) under expected credit loss model	18	2	248	71
Contributions towards Corporate Social responsibility	66	22	266	156
Others	76	2	270	162
	932	639	3,655	2,924

2.19 LEASES

Accounting policy

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Consolidated Statement of Profit and Loss over the lease term.

The lease rentals charged during the period is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Lease rentals recognized during the period	165	130	585	528

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

(In crore)

	As at
Future minimum lease payable	March 31, 2019	March 31, 2018
Not later than 1 year	620	456
Later than 1 year and not later than 5 years	1,794	1,388
Later than 5 years	885	874

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Change in benefit obligations
Benefit obligations at the beginning	1,201	1,117
Service cost	157	150
Interest expense	85	73
Remeasurements - Actuarial (gains) / losses	32	(59)
Transfer in	–	28
Curtailment gain	–	–
Benefits paid	(128)	(107)
Translation difference	2	–
Reclassified under held for sale (refer note no 2.1.2)	–	(1)
Reclassified from held for sale (refer note no 2.1.2)	2
Benefit obligations at the end	1,351	1,201
Change in plan assets
Fair value of plan assets at the beginning	1,216	1,195
Interest income	90	80
Remeasurements- Return on plan assets excluding amounts included in interest income	4	13
Contributions	174	35
Benefits paid	(123)	(107)
Fair value of plan assets at the end	1,361	1,216
Funded status	10	15
Prepaid gratuity benefit	42	43
Accrued gratuity	(32)	(28)

Amount for the three months and year ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Service cost	39	38	157	150
Net interest on the net defined benefit liability/asset	(2)	(3)	(5)	(7)
Net gratuity cost	37	35	152	143

Amount for the three months and year ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	5	(41)	32	(59)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	1	(3)	(4)	(13)
	6	(44)	28	(72)

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
(Gain)/loss from change in demographic assumptions	–	–	(4)	–
(Gain)/loss from change in financial assumptions	9	(27)	30	(41)
(Gain)/loss from experience adjustment	(4)	(14)	6	(18)
	5	(41)	32	(59)

The weighted-average assumptions used to determine benefit obligations as at March 31, 2019 and March 31, 2018 are set out below:

Particulars	As at
	March 31, 2019	March 31, 2018
Discount rate	7.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2019 and March 31, 2018 are set out below:

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Discount rate(%)	7.5	6.9	7.5	6.9
Weighted average rate of increase in compensation levels(%)	8.0	8.0	8.0	8.0
Weighted average duration of defined benefit obligation (years)	5.9 years	6.1 years	5.9 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at March 31, 2019
Discount rate	67
Weighted average rate of increase in compensation levels	59

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2019 and March 31, 2018, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended March 31, 2019, and March 31, 2018 were 23 crore and 23 crore, respectively.

Actual return on assets for the year ended March 31, 2019, and March 31, 2018 were 95 crore and 93 crore, respectively.

The Group expects to contribute 162 crore to the gratuity trusts during the remainder of fiscal 2020. Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	198
1-2 year	207
2-3 year	216
3-4 year	223
4-5 year	235
5-10 years	1,163

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at March 31, 2019 and March 31, 2018, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Benefit obligation at period end	5,989	5,160
Net liability recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2019	March 31, 2018
Government of India (GOI) bond yield	7.1%	7.50%
Remaining term to maturity of portfolio	5.47 years	5.9 years
Expected guaranteed interest rate
First year	8.65%	8.55%
Thereafter	8.60%	8.55%

The Group contributed 142 crore and 127 crore to the provident fund during the three months ended March 31, 2019 and March 31, 2018, respectively. The Group contributed 543 crore and 484 crore to the provident fund during the year ended March 31, 2019 and March 31, 2018, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.3 Superannuation

The group contributed 57 crore and 44 crore to the superannuation plan during the three months ended March 31, 2019 and March 31, 2018, respectively.

The group contributed 215 crore and 173 crore to the superannuation plan during the year ended March 31, 2019 and March 31, 2018, respectively.

The same has been recognized in the Statement of profit and loss account under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Salaries and bonus(1)(2)	11,838	9,848	44,405	38,093
Defined contribution plans	81	68	307	260
Defined benefit plans	155	138	603	540
	12,074	10,054	45,315	38,893

(1) Includes employee stock compensation expense of 59 crore for the three months ended March 31, 2019 and an employee stock compensation cost of 202 crore, for the year ended March 31, 2019. Similarly, includes employee stock compensation expense of 26 crore and 84 crore for the three months and year ended March 31, 2018 respectively.

(2) Included in the above is a reversal of stock compensation cost of 35 crore recorded during the three months ended December 31, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer note no. 2.11.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,347,129,592	4,346,554,120	4,347,130,157	4,510,664,644
Effect of dilutive common equivalent shares - share options outstanding	5,894,271	3,062,904	6,290,615	4,483,096
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	435,30,23,863	434,96,17,024	435,34,20,772	451,51,47,740

Information in the table above is adjusted for September 2018 bonus issue (Refer note no 2.11)

(1)Excludes treasury shares

For the three months ended March 31, 2019 and March 31, 2018, Nil and 2,96,798 (adjusted for September 2018 bonus issue) number of option to purchase equity shares had an anti-dilutive effect, respectively.
For the year ended March 31, 2019 and March 31, 2018, Nil and 3,10,372 (adjusted for September 2018 bonus issue) number of options to purchase equity shares had an anti-dilutive effect respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,081	4,802
[Amount paid to statutory authorities 5,925 crore (6,551 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,724	1,452
Other commitments*	86	81

*Uncalled capital pertaining to investments

(1) As at March 31, 2019, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 2,851 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,924 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as at March 31, 2019.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2019	March 31, 2018
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	100%
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(3)	Brazil	99.99%	99.99%
Infosys CIS LLC(1)(22)	Russia	–	–
Infosys Luxembourg S.a.r.l (1)(17)	Luxembourg	100%	–
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(23)	Canada	–	–
Infosys Canada Public Services Ltd(24)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(5)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(5)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (5)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(5)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(5)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(6)(15)	U.S.	–	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infosys Consulting s.r.o.(6)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(6)	China	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting S.R.L.(6)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(7)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(8)	Israel	100%	100%
Panaya GmbH(8)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(8)	Japan	100%	100%
Noah Consulting LLC (Noah)(9)	U.S.	–	–
Noah Information Management Consulting Inc. (Noah Canada)(10)	Canada	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)(11)	U.K.	100%	100%
Brilliant Basics Limited(12)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(12)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(13)	Dubai	100%	100%
Fluido Oy(13)(18)	Finland	100%	–
Fluido Sweden AB (Extero)(19)	Sweden	100%	–
Fluido Norway A/S(19)	Norway	100%	–
Fluido Denmark A/S(19)	Denmark	100%	–
Fluido Slovakia s.r.o(19)	Slovakia	100%	–
Fluido Newco AB(19)	Sweden	100%	–
Infosys Compaz PTE. Ltd (formerly Trusted Source Pte. Ltd) (13)(20)	Singapore	60%	–
Infosys South Africa (Pty) Ltd(13)(21)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody) (14)	U.S.	100%	–
WDW Communications, Inc(16)	U.S.	100%	–
WongDoody, Inc(16)	U.S.	100%	–

(1) Wholly-owned subsidiary of Infosys Limited

(2) Incorporated effective November 20, 2017

(3) Majority owned and controlled subsidiary of Infosys Limited

(4) Under liquidation

(5) Wholly owned subsidiary of Infosys BPM

(6) Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(7) Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(8) Wholly owned subsidiary of Panaya Inc.

(9) Liquidated effective November 9, 2017

(10) Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017

(11) On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited

(12) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(13) Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(14) On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody

(15) Liquidated effective May 17, 2018

(16) Wholly-owned subsidiary of WongDoody

(17) Incorporated effective August 6, 2018

(18)On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries

(19)Wholly-owned subsidiary of Fluido Oy

(20)On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd

(21) Incorporated effective December 19,2018

(22)Incorporated effective November 29, 2018

(23)Incorporated effective November 27, 2018, wholly owned subsidiary Infosys Public Services Inc

(24)Liquidated effective May 9, 2017, wholly owned subsidiary Infosys Public Services Inc

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust (formerly Infosys BPO Limited Employees Superannuation Fund Trust)	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust (formerly Infosys BPO Limited Employees' Gratuity Fund Trust)	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and continues as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A.	G. S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1) (2)(3)(4)(5)	29	19	96	48
Commission and other benefits to non-executive/independent directors	2	2	8	10
Total	31	21	104	58

(1)	Total employee stock compensation expense for the three months ended March 31, 2019 and March 31, 2018 includes a cost of 10 crore and 1 crore respectively, towards key managerial personnel. For the year ended March 31, 2019 and March 31, 2018, an employee stock compensation charge of 33 crore and a reversal of 13 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.11)

(2)	Includes reversal of stock compensation cost of 35 crore recorded during the three months ended September 31, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to note 2.11)

(3)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.

(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.

(5)	On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017; The Board in their meeting held on July 14, 2017 designated her as an Executive Officer with effect from the date of the meeting.

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for three months and year ended March 31, 2018 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business Segments

Three months ended March 31, 2019 and March 31, 2018:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
	5,886	2,879	2,334	2,172	1,735	1,335	1,213	529	18,083
Identifiable operating expenses	3,614	1,705	1,731	1,500	1,190	984	694	348	11,766
	3,077	1,447	1,170	1,116	1,022	709	638	324	9,503
Allocated expenses	1,470	694	612	613	500	290	270	167	4,616
	1,171	598	467	421	371	234	227	163	3,652
Segmental operating income	1,721	1,017	578	634	471	376	323	37	5,157
	1,638	834	697	635	342	392	348	42	4,928
Unallocable expenses									539
									456
Other income, net									665
									652
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									–
									118
Profit before tax									5,283
									5,006
Tax expense									1,205
									1,316
Profit for the period									4,078
									3,690
Depreciation and amortization expense									531
									458
Non-cash expenses other than depreciation and amortization									8
									116

Year ended March 31, 2019 and March 31, 2018:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
	23,172	11,345	8,883	8,297	6,671	5,131	4,698	2,325	70,522
Identifiable operating expenses	14,164	6,823	5,720	5,661	4,513	3,546	2,756	1,415	44,598
	12,107	5,668	4,527	4,204	3,881	2,774	2,447	1,342	36,950
Allocated expenses	5,435	2,699	2,189	2,187	1,786	1,083	1,028	763	17,170
	4,695	2,374	1,737	1,682	1,516	911	860	784	14,559
Segmental operating income	6,878	4,034	2,517	2,542	1,853	1,548	1,419	116	20,907
	6,370	3,303	2,619	2,411	1,274	1,446	1,391	199	19,013
Unallocable expenses									2,027
									1,865
Other income, net									2,882
									3,311
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									(270)
									(118)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer to note 2.1.2)									(451)
									–
Share in net profit/(loss) of associate, including impairment									–
									(71)
Profit before tax									21,041
									20,270
Tax expense									5,631
									4,241
Profit for the period									15,410
									16,029
Depreciation and amortization expense									2,011
									1,863
Non-cash expenses other than depreciation and amortization									740
									191

2.14.2 The following table sets forth our revenue by geography for the three months ended March 31, 2019 and March 31, 2018

(In crore)

	North America	Europe	India	Rest of the World	Total
2019	13,193	5,167	493	2,686	21,539
2018	10,741	4,485	513	2,344	18,083

2.14.3 The following table sets forth our revenue by geography for the year ended March 31, 2019 and March 31, 2018

(In crore)

	North America	Europe	India	Rest of the World	Total
2019	50,038	19,942	2,048	10,647	82,675
2018	42,575	16,738	2,231	8,978	70,522

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2019 and March 31, 2018.

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Three months ended March 31,		Year ended March 31,
		2019	2018	2019	2018
Revenue from operations	2.16	21,539	18,083	82,675	70,522
Cost of Sales		14,283	11,554	53,867	45,130
Gross profit		7,256	6,529	28,808	25,392
Operating expenses
Selling and marketing expenses		1,226	947	4,473	3,560
General and administration expenses		1,412	1,110	5,455	4,684
Total operating expenses		2,638	2,057	9,928	8,244
Operating profit		4,618	4,472	18,880	17,148
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	(118)	(270)	(118)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	–	–	(451)	–
Other income, net	2.17 and 2.1.2	665	652	2,882	3,311
Profit before non controlling interest / Share in net profit / (loss) of associate		5,283	5,006	21,041	20,341
Share in net profit/(loss) of associate, including impairment	2.23	–	–	–	(71)
Profit before tax		5,283	5,006	21,041	20,270
Tax expense:
Current tax		1,193	1,466	5,727	4,581
Deferred tax		12	(150)	(96)	(340)
Profit for the period		4,078	3,690	15,410	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20 and 2.15	(3)	34	(22)	55
Equity instruments through other comprehensive income, net	2.4 and 2.15	1	9	70	7
		(2)	43	48	62
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(15)	2	21	(39)
Exchange differences on translation of foreign operations, net		(70)	200	63	321
Fair value changes on investments, net	2.4 and 2.15	25	(15)	2	(1)
		(60)	187	86	281
Total other comprehensive income / (loss), net of tax		(62)	230	134	343
Total comprehensive income for the period		4,016	3,920	15,544	16,372
Profit attributable to:
Owners of the Company		4,074	3,690	15,404	16,029
Non-controlling interests		4	–	6	–
		4,078	3,690	15,410	16,029
Total comprehensive income attributable to:
Owners of the Company		4,012	3,920	15,538	16,372
Non-controlling interests		4	–	6	–
		4,016	3,920	15,544	16,372

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru April 12, 2019

INdependent Auditor’s Report on audit of consolidated financial results

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the quarter and year ended March 31, 2019 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

2.	This Statement is the responsibility of the Company’s Management and is approved by the Board of Directors. The Statement, as it relates to the quarter ended March 31, 2019, has been compiled from the related interim consolidated financial statements prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (Ind AS 34) and is at relates to the year ended March 31, 2019 , has been compiled from the related annual consolidated financial statements prepared in accordance with Indian Accounting Standards, prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim consolidated financial statements and annual consolidated financial statements.

3.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the subsidiaries as given in the Annexure to this report;

b.	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR\CFD\FAC\62\2016 dated July 5, 2016; and

c.	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the consolidated profit and total comprehensive income for the period and other financial information of the Group for the quarter and year ended March 31, 2019.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

Annexure to Auditors’ Report

List of Subsidiaries;

1.	Infosys BPM Limited
2.	Infosys Technologies (China) Co. Limited
3.	Infosys Technologies S. de R. L. de C. V.
4.	Infosys Technologies (Sweden) AB.
5.	Infosys Technologies (Shanghai) Company Limited
6.	Infosys Technologia DO Brasil LTDA.
7.	Infosys Public Services, Inc.
8.	Infosys Americas Inc.,
9.	Infosys (Czech Republic) Limited s.r.o.
10.	Infosys Poland Sp z.o.o
11.	Infosys McCamish Systems LLC
12.	Portland Group Pty Ltd
13.	Infosys BPO Americas LLC.
14.	Infosys Technologies (Australia) Pty. Limited
15.	EdgeVerve Systems Limited
16.	Infosys Consulting Holding AG
17.	Lodestone Management Consultants Inc. (Liquidated on May 17, 2018)
18.	Lodestone Management Consultants Co., Ltd
19.	Infosys Management Consulting Pty Limited
20.	Infosys Consulting AG
21.	Infosys Consulting (Belgium) NV
22.	Infosys Consulting GmbH
23.	Infosys Consulting Pte Ltd.
24.	Infosys Consulting SAS
25.	Infosys Consulting s.r.o.
26.	Infosys Austria GmbH.
27.	Infy Consulting Company Limited
28.	Infy Consulting B.V.
29.	Infosys Consulting Ltda.
30.	Infosys Consulting Sp. Z.o.o.
31.	Lodestone Management Consultants Portugal,Unipessoal, Lda
32.	S.C. Infosys Consulting S.R.L.
33.	Infosys Consulting S.R.L.
34.	Infosys Nova Holdings LLC.
35.	Panaya Inc.
36.	Panaya Limited.
37.	Panaya GmbH
38.	Panaya Japan Co. Ltd.
39.	Skava Systems Pvt. Ltd.
40.	Kallidus Inc.
41.	Infosys Chile SpA
42.	Brilliant Basics Holdings Limited
43.	Brilliant Basics Limited
44.	Brilliant Basics (MENA) DMCC
45.	Infosys Arabia Limited
46.	Infosys Middle East FZ LLC
47.	Infosys Science Foundation

Annexure to Auditors’ Report

List of Subsidiaries;

48.	Infosys Employees’Welfare Trust
49.	Infosys Employee Benefits Trust
50.	Wong Doody Holding Company Inc.(Acquired on May 22, 2018)
51.	WDW Communications Inc. (Acquired on May 22, 2018)
52.	Wongdoody Inc. (Acquired on May 22, 2018)
53.	Infosys Luxembourg SARL (Incorporated on August 6, 2018)
54.	Infosys CIS LLC (Incorporated on November 29, 2018)
55.	Infosys Canada Public Services Inc. ( Incorporated on November 27, 2018)
56.	Fluido Oy (Acquired on October 11, 2018)
57.	Fluido Sweden AB (Extero) (Acquired on October 11, 2018)
58.	Fluido Norway A/S (Acquired on October 11, 2018)
59.	Fluido Denmark A/S (Acquired on October 11, 2018)
60.	Fluido Slovakia s. r. o (Acquired on October 11, 2018)
61.	Fluido Newco AB (Acquired on October 11, 2018)
62.	Infosys Compaz PTE. Ltd (formerly Trusted Source Pte. Ltd) (Acquired on November 16, 2018)
63.	Infosys South Africa (Pty) Ltd (Incorporated on December 19, 2018)

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at March 31, 2019, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended (“Ind AS”) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2019, the consolidated profit, consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Act (SAs). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (ICAI) together with the independence requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1

Accuracy of recognition, measurement,

presentation and disclosures of revenues and other related balances in view of adoption of Ind AS 115 “Revenue from Contracts with

Customers” (new revenue accounting

standard)

The application of the new revenue accounting standard involves certain key judgements relating to identification of distinct performance obligations, determination of transaction price of the identified performance obligations, the appropriateness of the basis used to measure revenue recognised over a period. Additionally, new revenue accounting standard contains disclosures which involves collation of information in respect of disaggregated revenue and periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

Refer Notes 1.5a and 2.16 to the Consolidated Financial Statements

Principal Audit Procedures

We assessed the Group’s process to identify the impact of adoption of the new revenue accounting standard.

Our audit approach consisted testing of the design and operating effectiveness of the internal controls and substantive testing as follows:

•       Evaluated the design of internal controls relating to implementation of the new revenue accounting standard.

•       Selected a sample of continuing and new contracts, and tested the operating effectiveness of the internal control, relating to identification of the distinct performance obligations and determination of transaction price. We carried out a combination of procedures involving enquiry and observation, reperformance and inspection of evidence in respect of operation of these controls.

•       Tested the relevant information technology systems’ access and change management controls relating to contracts and related information used in recording and disclosing revenue in accordance with the new revenue accounting standard.

•       Selected a sample of continuing and new contracts and performed the following procedures:

•          Read, analysed and identified the distinct performance obligations in these contracts.

•          Compared these performance obligations with that identified and recorded by the Group.

•          Considered the terms of the contracts to determine the transaction price including any variable consideration to verify the transaction price used to compute revenue and to test the basis of estimation of the variable consideration.

•          Samples in respect of revenue recorded for time and material contracts were tested using a combination of approved time sheets including customer acceptances, subsequent invoicing and historical trend of collections and disputes.

•          In respect of samples relating to fixed price contracts, progress towards satisfaction of performance obligation used to compute recorded revenue was verified with actual and estimated efforts from the time recording and budgeting systems. We also tested the access and change management controls relating to these systems.

•          Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.

•          Performed analytical procedures for reasonableness of revenues disclosed by type and service offerings.

•          We reviewed the collation of information and the logic of the report generated from the budgeting system used to prepare the disclosure relating to the periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

2

Accuracy of revenues and onerous obligations in respect of fixed price contracts involves critical estimates

Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.

Refer Notes 1.5a and 2.16 to the Consolidated Financial Statements.

Principal Audit Procedures

Our audit approach was a combination of test of internal controls and substantive procedures which included the following:

•       Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.

•       Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•       Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated.

•       Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.

•       Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.

•       Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts.

3

Evaluation of uncertain tax positions

The Group has material uncertain tax positions including matters under dispute which involves significant judgment to determine the possible outcome of these disputes.

Refer Notes 1.5b and 2.22 to the Consolidated Financial Statements

Principal Audit Procedures

Obtained details of completed tax assessments and demands for the year ended March 31, 2019 from management. We involved our internal experts to challenge the management’s underlying assumptions in estimating the tax provision and the possible outcome of the disputes. Our internal experts also considered legal precedence and other rulings in evaluating management’s position on these uncertain tax positions. Additionally, we considered the effect of new information in respect of uncertain tax positions as at April 1, 2018 to evaluate whether any change was required to management’s position on these uncertainties.

4

Recoverability of Indirect tax receivables

As at March 31, 2019, non-current assets in respect of withholding tax and others includes Cenvat recoverable amounting to 523 crores which are pending adjudication.

Refer Note 2.9 to the Consolidated Financial Statements.

Principal Audit Procedures We have involved our internal experts to review the nature of the amounts recoverable, the sustainability and the likelihood of recoverability upon final resolution.

Information Other than the Consolidated Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements and our auditor’s report thereon

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management’s Responsibility for the Consolidated Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India . The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error..

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including (including Other Comprehensive Income), Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.

e)	On the basis of the written representations received from the directors of the Company as on March 31, 2019 taken on record by the Board of Directors of the Company and its subsidiaries incorporated in India and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2019 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditor’s reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the internal financial control over financial reporting of those companies, for reasons stated therein.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i.	The consolidated financial statements disclose impact of pending litigations on the consolidated financial position of the Group.

ii.	Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long term contracts including derivative contracts.

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Bengaluru, April 12, 2019	(Membership No. 70928)

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1 (f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2019, we have audited the internal financial controls over financial reporting of INFOSYS LIMITED (hereinafter referred to as “Company”) and its subsidiary companies, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The Board of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (“ the ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2019, based on the internal control over financial reporting criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Bengaluru, April 12, 2019	(Membership No. 70928)

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2019

Index

Consolidated Balance Sheet
Consolidated Statement of Profit and Loss
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates
1.6 Recent accounting pronouncements

2. Notes to the consolidated financial statements
2.1 Business combinations and disposal group held for sale
2.2 Property, plant and equipment
2.3 Goodwill and other intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Employee benefits
2.21 Reconciliation of basic and diluted shares used in computing earnings per share
2.22 Contingent liabilities and commitments
2.23 Related party transactions
2.24 Segment reporting
2.25 Function wise classification of Consolidated Statement Of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheets as at	Note No.	March 31, 2019	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	2.2	11,479	10,116
Capital work-in-progress		1,388	1,606
Goodwill	2.3.1 and 2.1	3,540	2,211
Other intangible assets	2.3.2	691	247
Investment in associate	2.23	–	–
Financial assets:
Investments	2.4	4,634	5,756
Loans	2.5	19	36
Other financial assets	2.6	312	284
Deferred tax assets (net)	2.15	1,372	1,282
Income tax assets (net)	2.15	6,320	6,070
Other non-current assets	2.9	2,105	2,265
Total non-current assets		31,860	29,873
Current assets
Financial assets:
Investments	2.4	6,627	6,407
Trade receivables	2.7	14,827	13,142
Cash and cash equivalents	2.8	19,568	19,818
Loans	2.5	241	239
Other financial assets	2.6	5,505	6,684
Income tax assets (net)	2.15	423	–
Other Current assets	2.9	5,687	1,667
		52,878	47,957
Assets held for sale	2.1.2	–	2,060
Total current assets		52,878	50,017
Total assets		84,738	79,890
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,170	1,088
Other equity		62,778	63,835
Total equity attributable to equity holders of the Company		64,948	64,923
Non-controlling interests		58	1
Total equity		65,006	64,924
Liabilities
Non-current liabilities
Financial Liabilities
Other financial liabilities	2.12	147	61
Deferred tax liabilities (net)	2.15	672	541
Other non-current liabilities	2.13	275	259
Total non-current liabilities		1,094	861
Current liabilities
Financial Liabilities
Trade payables		1,655	694
Other financial liabilities	2.12	10,452	6,946
Other current liabilities	2.13	4,388	3,606
Provisions	2.14	576	492
Income tax liabilities (net)	2.15	1,567	2,043
		18,638	13,781
Liabilities directly associated with assets held for sale	2.1.2	–	324
Total current liabilities		18,638	14,105
Total equity and liabilities		84,738	79,890

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

   (in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss	Note No.	Year ended March 31,
		2019	2018
Revenue from operations	2.16	82,675	70,522
Other income, net	2.17	2,882	3,311
Total income		85,557	73,833
Expenses
Employee benefit expenses	2.18	45,315	38,893
Cost of technical sub-contractors		6,033	4,297
Travel expenses		2,433	1,995
Cost of software packages and others	2.18	2,553	1,870
Communication expenses		471	489
Consultancy and professional charges		1,324	1,043
Depreciation and amortisation expenses	2.2 and 2.3.2	2,011	1,863
Other expenses	2.18	3,655	2,924
Reduction in the fair value of Disposal Group held for sale	2.1.2	270	118
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	451	–
Total expenses		64,516	53,492
Profit before non-controlling interests/share in net profit/(loss) of associate		21,041	20,341
Share in net profit/(loss) of associate, including impairment	2.23	–	(71)
Profit before tax		21,041	20,270
Tax expense:
Current tax	2.15	5,727	4,581
Deferred tax	2.15	(96)	(340)
Profit for the period		15,410	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net	2.20 and 2.15	(22)	55
Equity instruments through other comprehensive income, net	2.4 and 2.15	70	7
		48	62
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	21	(39)
Exchange differences on translation of foreign operations		63	321
Fair value changes on investments, net	2.4 and 2.15	2	(1)
		86	281
Total other comprehensive income /(loss), net of tax		134	343
Total comprehensive income for the period		15,544	16,372
Profit attributable to:
Owners of the Company		15,404	16,029
Non-controlling interests		6	–
		15,410	16,029
Total comprehensive income attributable to:
Owners of the Company		15,538	16,372
Non-controlling interests		6	–
		15,544	16,372
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		35.44	35.53
Diluted ()		35.38	35.50
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		4,347,130,157	4,510,664,644
Diluted		4,353,420,772	4,515,147,740

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2017	1,144	2,216	52,882	54	12,135	120	–	5	–	(5)	458	39	(66)	68,982	–	68,982
Changes in equity for the year ended March 31, 2018
Profit for the period	–	–	16,029	–	–	–	–	–	–	–	–	–	–	16,029	–	16,029
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	55	55	–	55
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	7	–	–	–	7	–	7
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)	–	(39)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	321	–	–	321	–	321
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Total Comprehensive income for the period	–	–	16,029	–	–	–	–	–	–	7	321	(39)	54	16,372	–	16,372
Exercise of stock options (refer note no. 2.11)	–	67	–	–	2	(69)	–	–	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(7,469)	–	–	–	–	–	–	–	–	–	–	(7,469)	–	(7,469)
Non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	1
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–	–	–	–	–
Amount paid upon buyback (refer to note no. 2.11 )	(56)	(2,206)	–	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)	–	(13,000)
Amount transferred to capital redemption reserve upon buyback (refer to note no. 2.11)	–	–	–	–	(56)	–	–	–	56	–	–	–	–	–	–	–
Transaction costs related to buyback* (refer to note no.2.11 )	–	(46)	–	–	–	–	–	–	–	–	–	–	–	(46)	–	(46)
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,200)	–	–	–	2,200	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	617	–	–	–	(617)	–	–	–	–	–	–	–	–	–
Share issued on exercise of stock options (Refer to 2.11)	–	5	–	–	–	–	–	–	–	–	–	–	–	5	–	5
Share based payments to employees (refer note no. 2.11)	–	–	–	–	–	79	–	–	–	–	–	–	–	79	–	79
Balance as at March 31, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923	1	64,924

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923	1	64,924
Changes in equity for the year ended March 31, 2019
Profit for the period	–	–	15,404	–	–	–	–	–	–	–	–	–	–	15,404	6	15,410
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)	–	(22)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	70	–	–	–	70	–	70
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	21	–	21	–	21
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	63	–	–	63	–	63
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	2	2	–	2
Total Comprehensive income for the period	–	–	15,404	–	–	–	–	–	–	70	63	21	(20)	15,538	6	15,544
Share based payments to employees (Refer to note 2.11)	–	–	–	–	–	197	–	–	–	–	–	–	–	197	–	197
Increase in Equity share capital on account of bonus issue (Refer to note 2.11)	1,088	–	–	–	–	–	–	–	–	–	–	–	–	1,088	–	1,088
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.11)	–	6	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Buyback of equity shares (Refer to note 2.11 & 2.12)	(6)	–	–	–	(1,994)	–	–	–	–	–	–	–	–	(2,000)		(2,000)
Transaction costs relating to buyback * (Refer to note 2.11)	–	–	–	–	(12)	–	–	–	–	–	–	–	–	(12)		(12)
Amount transferred to capital redemption reserve upon buyback ( Refer to note 2.11)	–	–	–	–	(5)	–	–	–	5	–	–	–	–	–		–
Amounts utilized for bonus issue (refer to note no. 2.11)	–	–	–	–	(1,088)	–	–	–	–	–	–	–	–	(1,088)	–	(1,088)
Exercise of stock options (refer to note no. 2.11)	–	99	–	–	–	(99)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	8	–	–	–	–	–	–	–	–	–	–	–	8	–	8
Amount transferred to other reserves	–	–	(1)	–	–	–	–	1	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(13,712)	–	–	–	–	–	–	–	–	–	–	(13,712)	–	(13,712)
Non-controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	51	51
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,417)	–	–	–	2,417	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,430	–	–	–	(1,430)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006

* Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars		Year ended March 31,
	Note No.	2019	2018
Cash flow from operating activities
Profit for the period		15,410	16,029
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	5,631	4,241
Depreciation and amortization	2.2 and 2.3.2	2,011	1,863
Interest and dividend income		(2,052)	(2,360)
Impairment loss recognized / (reversed) under expected credit loss model		239	34
Exchange differences on translation of assets and liabilities		66	16
Reduction in the fair value of Disposal Group held for sale	2.1.2	270	118
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	451	–
Share in net profit/(loss) of associate, including impairment		–	71
Stock compensation expense	2.11	202	84
Other adjustments		(102)	(133)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,881)	(1,523)
Loans, other financial assets and other assets		(700)	(186)
Trade payables		916	328
Other financial liabilities, other liabilities and provisions		2,212	1,465
Cash generated from operations		21,673	20,047
Income taxes paid		(6,832)	(6,829)
Net cash generated by operating activities		14,841	13,218
Cash flows from investing activities
Expenditure on property, plant and equipment		(2,445)	(1,998)
Loans to employees		14	28
Deposits placed with corporation		(24)	(130)
Interest and dividend received		1,557	1,768
Payment towards acquisition of business, net of cash acquired		(550)	(33)
Payment of contingent consideration pertaining to acquisition of business		(18)	(27)
Advance payment towards acquisition of business		(206)	–
Escrow and other deposits pertaining to Buyback	2.6	(257)	–
Payments to acquire Investments
Preference and equity securities		(21)	(23)
Tax free bonds and government bonds		(17)	(2)
Liquid mutual funds and fixed maturity plan securities		(78,355)	(62,063)
Non convertible debentures		(160)	(104)
Certificates of deposit		(2,393)	(6,653)
Government securities		(838)	–
Commercial paper		(491)	(291)
Others		(19)	(23)
Proceeds on sale of financial assets
Tax free bonds and government bonds		1	15
Non-convertible debentures		738	100
Government securities		123	–
Others		300	–
Certificates of deposit		5,540	9,690
Liquid mutual funds and fixed maturity plan securities		76,821	64,163
Preference and equity securities		115	35
Others		10	–
Net cash (used in)/from in investing activities		(575)	4,452
Cash flows from financing activities:
Payment of dividends (including dividend distribution tax)		(13,705)	(7,464)
Shares issued on exercise of employee stock options		6	5
Buyback of equity shares including transaction cost		(813)	(13,046)
Net cash used in financing activities		(14,512)	(20,505)
Net increase / (decrease) in cash and cash equivalents		(246)	(2,835)
Cash and cash equivalents at the beginning of the period	2.8	19,871	22,625
Effect of exchange rate changes on cash and cash equivalents		(57)	81
Cash and cash equivalents at the end of the period	2.8	19,568	19,871
Supplementary information:
Restricted cash balance	2.8	358	533

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 12, 2019.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts (Refer to Note no 2.1 and 2.3).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of cash-generating units which are benefiting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments (Refer to Note no 2.3).

f. Non-current assets and Disposal Group held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs (Refer to Note no 2.1.2).

1.6 Recent accounting pronouncements

Ind AS 116 Leases : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 116, Leases. Ind AS 116 will replace the existing leases Standard, Ind AS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. Ind AS 116 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit & loss. The Standard also contains enhanced disclosure requirements for lessees. Ind AS 116 substantially carries forward the lessor accounting requirements in Ind AS 17.

The effective date for adoption of Ind AS 116 is annual periods beginning on or after April 1, 2019. The standard permits two possible methods of transition:

•	Full retrospective – Retrospectively to each prior period presented applying Ind AS 8 Accounting Policies, Changes in Accounting Estimates and Errors
•	Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application either by:

Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

•	Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or

•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under Ind AS 17 immediately before the date of initial application
Certain practical expedients are available under both the methods.

On completion of evaluation of the effect of adoption of Ind AS 116, the Group is proposing to use the ‘Modified Retrospective Approach’ for transitioning to Ind AS 116, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Group has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in right of use asset approximately by 2,300 crore, net investment in sub-lease approximately by 440 crore and an increase in lease liability approximately by 3,050 crore.

Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments : On March 30, 2019, Ministry of Corporate Affairs has notified Ind AS 12 Appendix C, Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under Ind AS 12. According to the appendix, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, Appendix C will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying Appendix C recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of Ind AS 12 Appendix C is annual periods beginning on or after April 1, 2019. The Group will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of Ind AS 12 Appendix C would be insignificant in the consolidated financial statements.

Amendment to Ind AS 12 – Income taxes : On March 30, 2019, Ministry of Corporate Affairs issued amendments to the guidance in Ind AS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognise the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after April 1, 2019. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to Ind AS 19 – plan amendment, curtailment or settlement- On March 30, 2019, Ministry of Corporate Affairs issued amendments to Ind AS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

•	to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 April 2019. The Group does not have any impact on account of this amendment.

2.1 BUSINESS COMBINATIONS AND DISPOSAL GROUP HELD FOR SALE

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is 14 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been substantially collected.

The fair value of each major class of consideration as at the acquisition date is as follows:

(In crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2018.

Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WondDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is $17 million (121 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2019.

Infosys Compaz Pte Limited (formerly Trusted Source Pte Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately 54 crore) and a contingent consideration of up to SGD 7 million (approximately 37 crore on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	92	–	92
Intangible assets - Customer contracts and relationships	–	44	44
Deferred tax liabilities on intangible assets	–	(7)	(7)
	92	37	129
Non-controlling interests			(51)
Total purchase price			78

* Includes cash and cash equivalents acquired of 65 crore.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	54
Fair value of contingent consideration	24
Total purchase price	78

The gross amount of trade receivables acquired and its fair value is 50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is SGD 7 million (36 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 560 crore), comprising of cash consideration of Euro 45 million (approximately 388 crore), contingent consideration of upto Euro 12 million (approximately 103 crore) and retention payouts of upto Euro 8 million (approximately 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys the Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	12	–	12
Intangible assets - Customer contracts and relationships	–	158	158
Intangible assets - Salesforce Relationships	–	62	62
Intangible assets - Brand	–	28	28
Deferred tax liabilities on intangible assets	–	(52)	(52)
	12	196	208
Goodwill			240
Total purchase price			448

* Includes cash and cash equivalents acquired of 28 crore.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	388
Fair value of contingent consideration	60
Total purchase price	448

The gross amount of trade receivables acquired and its fair value is 27 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 was EUR 8 million (62 crore).

The transaction costs of 5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019

Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore) on fulfilment of closing conditions. The company has paid an advance of JPY 3.29 billion (approximately 206 crore) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group.

As of April 12, 2019 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalising the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

Proposed Acquisition

Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a consideration including base purchase price of up to EUR 127.5 million (approximately 990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

2.1.2. Disposal group held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the consolidated statement of profit and loss for the three months and year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification as “held for sale”). Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and recoverable amount resulting in recognition of additional depreciation and amortization expenses of 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of profit and loss for the three months and nine months ended December 31, 2018.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2) Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2019:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	78	–	916	462	136	1,129	254	209	9	3,193
Additions - Business Combination	–	–	–	1	2	34	7	3	–	47
Deletions	–	(68)	(116)	(60)	(40)	(239)	(40)	(21)	(2)	(586)
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	1	2	40	8	17	–	68
Translation difference	–	–	(4)	(1)	(1)	(2)	(2)	–	–	(10)
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(5)	(313)	(293)	(125)	(766)	(185)	(89)	(6)	(1,782)
Accumulated depreciation on deletions	–	3	103	50	32	229	36	20	2	475
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	(1)	(1)	(25)	(5)	(15)	–	(47)
Translation difference	–	–	2	–	–	2	1	–	–	5
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	134	2	789	264	86	471	130	74	5	1,955
Deletions	–	–	(1)	(8)	(8)	(109)	(10)	(12)	(5)	(153)
Reclassified as assets held for sale (Refer to note no. 2.1.2)	–	–	–	(1)	(2)	(40)	(8)	(17)	–	(68)
Translation difference	–	–	63	3	4	22	4	17	–	113
Gross carrying value as at March 31, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Accumulated depreciation as at April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(4)	(276)	(266)	(125)	(693)	(160)	(105)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	–	7	6	107	9	11	4	144
Reclassified as assets held for sale (Refer to note no. 2.1.2)	–	–	–	1	1	25	5	15	–	47
Translation difference	–	–	(3)	(2)	(2)	(18)	(2)	(12)	–	(39)
Accumulated depreciation as at March 31, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Carrying value as at April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751
Carrying value as at March 31, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116

Notes: (1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of lease hold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Group has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, the bargain purchase excess is recognized after reassessing the fair value of net assets acquired in the capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Carrying value at the beginning	2,211	3,652
Goodwill on Brilliant Basics acquisition (Refer note no. 2.1.1)	–	35
Goodwill on WongDoody acquisition (refer note no. 2.1.1)	173	–
Goodwill on Fluido Oy acquisition (refer note no. 2.1.1)	240	–
Goodwill reclassified under assets held for sale (refer note no 2.1.2)	–	(1,609)
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount (Refer note 2.1.2)	863	–
Translation differences	53	133
Carrying value at the end	3,540	2,211

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the business segments based on “Management approach” as defined under Ind AS 108, Operating Segments.(Refer Note 2.24). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments as at March 31, 2019 :

 (In crore)

Segment	As at March 31, 2019
Financial services	743
Retail	437
Communication	389
Energy, Utilities, Resources and Services	374
Manufacturing	239
2,182
Operating segments without significant goodwill	417
Total	2,599

Consequent to reclassification from held for sale (refer note no 2.1.2) goodwill pertaining to Panaya, Kallidus and Skava acquistions are tested for impairment at the respective entity Level which amounts to 941 crore as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments (prior to internal reorganisation) as at March 31, 2018:

(In crore)

Segment	As at March 31, 2018
Financial services	474
Manufacturing	252
Retail, Consumer packaged goods and Logistics	314
Life Sciences, Healthcare and Insurance	446
Energy & Utilities, Communication and Services	470
1,956
Operating segments without significant goodwill	255
Total	2,211

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2019 and March 31, 2018, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows:

(in %)

	As at March 31,
	2019	2018
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	12.5	13.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2018	445	19	–	–	73	26	27	590
Reclassified from assets held for sale (Refer note 2.1.2)	157	388	–	1	–	37	–	583
Additions/adjustments	–	9	–	–	–	–	–	9
Acquisition through business combination (Refer note no. 2.1.1)	334	–	–	–	–	36	62	432
Deletions/adjustments during the period	–	–	–	–	–	–	–	–
Translation difference	1	25	–	–	–	–	(6)	20
Gross carrying value as at March 31, 2019	937	441	–	1	73	99	83	1,634
Accumulated amortization as at April 1, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Reclassified from assets held for sale (Refer note 2.1.2)	(56)	(182)	–	(1)	–	(21)	–	(260)
Amortization expense	(112)	(90)	–	–	(2)	(10)	(15)	(229)
Reduction in value (Refer note 2.1.2)	(93)	–	–	–	–	–	–	(93)
Deletion/adjustments during the period	–	–	–	–	–	–	–	–
Translation differences	(7)	(11)	–	–	1	(1)	–	(18)
Accumulated amortization as at March 31, 2019	(557)	(302)	–	(1)	(11)	(44)	(28)	(943)
Carrying value as at April 1, 2018	156	–	–	–	63	14	14	247
Carrying value as at March 31, 2019	380	139	–	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	–	43	2-8	2-3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2017	750	405	21	1	66	90	62	1,395
Acquisition through business combination (Refer note no. 2.1.1)	12	–	–	–	–	–	–	12
Deletions / retirals during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified under assets held for sale (Refer note no 2.1.2)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation difference	12	2	–	–	7	2	–	23
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(127)	(79)	–	–	(1)	(12)	(10)	(229)
Deletion / retirals during the period	172	–	21	–	–	29	35	257
Reclassified under assets held for sale (Refer note no 2.1.2)	56	182	–	1	–	21	–	260
Translation differences	(8)	(1)	–	–	(2)	(1)	–	(12)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2-10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	1-5	–	–	–	43	3	3

The amortization expense has been included under depreciation and amortization expense in the consolidated statement of profit and loss.

Research and Development Expenditure

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the year ended March 31, 2019 and March 31, 2018 was 769 crore and 748 crore respectively.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (refer note no. 2.4.1)
Preference securities	89	116
Equity instruments	11	22
	100	138
Investments carried at fair value through profit and loss (refer note no. 2.4.1)
Convertible promissory note	–	12
Preference securities	23	–
Others	16	66
	39	78
Quoted
Investments carried at amortized cost (refer note no. 2.4.2)
Tax free bonds	1,893	1,896
	1,893	1,896
Investments carried at fair value through profit and loss (refer note no. 2.4.3)
Fixed maturity plan securities	458	429
	458	429
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	1,420	3,215
Government securities	724	–
	2,144	3,215
Total non-current investments	4,634	5,756
Current
Unquoted
Investments carried at fair value through profit or loss (refer note no. 2.4.3)
Liquid mutual fund units	1,786	81
	1,786	81
Investments carried at fair value through other comprehensive income
Commercial Paper (refer note no. 2.4.4)	495	293
Certificates of deposit (refer note no. 2.4.4)	2,482	5,269
	2,977	5,562
Quoted
Investment carried at amortized cost (refer note no.2.4.2)
Government Bonds	18	1
	18	1
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	1,846	763
	1,846	763
Total current investments	6,627	6,407
Total investments	11,261	12,163
Aggregate amount of quoted investments	6,359	6,304
Market value of quoted investments (including interest accrued)	6,573	6,568
Aggregate amount of unquoted investments	4,902	5,859
Aggregate amount of impairment made for non-current unquoted investments (including investment in associate)	–	71
Investments carried at amortized cost	1,911	1,897
Investments carried at fair value through other comprehensive income	7,067	9,678
Investments carried at fair value through profit or loss	2,283	588

Uncalled capital commitments outstanding as at March 31, 2019 and March 31, 2018 was 86 crore and 81 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income during the year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

	Year ended March 31, 2019			Year ended March 31, 2018
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	1	–	1	(13)	2	(11)
Certificates of deposit	(5)	2	(3)	16	(6)	10
Government securities	5	(1)	4	–	–	–
Equity and preference securities	63	7	70	4	3	7

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2019	March 31, 2018
Liquid mutual fund units	Quoted price	1,786	81
Fixed maturity plan securities	Market observable inputs	458	429
Tax free bonds and government bonds	Quoted price and market observable inputs	2,125	2,151
Non-convertible debentures	Quoted price and market observable inputs	3,265	3,978
Government securities	Quoted price and market observable inputs	724	–
Commercial Papers	Market observable inputs	495	293
Certificate of deposits	Market observable inputs	2,482	5,269
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	100	138
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	23	–
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	–	12
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	16	66
Total		11,474	12,417

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Preference securities
Airviz Inc.	3	6
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	14	20
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	–	26
25,59,290 (25,59,290) Series B Preferred Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc	25	23
39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
13,35,707 (Nil) Series C Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	27	21
11,80,358 (11,80,358) Series C-1 Preferred Stock
Tidalscale	23	–
36,74,269 (Nil) Series B Preferred Stock
Ideaforge	10	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up
Total investment in preference securities	112	116
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	10	21
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1 each
Ideaforge	–	–
100 (100) equity shares at 10/-, fully paid up
Total investment in equity instruments	11	22
Others
Stellaris Venture Partners India	16	7
Vertex Ventures US Fund L.L.P	–	59
Total investment in others	16	66
Convertible promissory note
Tidalscale*	–	12
Total investment in convertible promissory note	–	12
Total	139	216

*	During the quarter ended September 30, 2018; Investment in Convertible promissory note of Tidalscale was converted into Series B Preferred Stock

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019			As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	1,000,000	470	50	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	1,000,000	1,000	105	1,000	106
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	1,000,000	3,300	342	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,100,000	210	2,100,000	211
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	200,000	21	200,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000	150,000	15	150,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	52	500,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000	500,000	50	500,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	1,000,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	500,000	53	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	1,000,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	1,000,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	1,000,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	1,000,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	500,000	50	500,000	50
Total investments in tax-free bonds			1,893		1,896

The balances held in government bonds as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019			As at March 31, 2018
	Face Value PHP	Units	Amount	Units	Amount
Treasury Notes Phillippines Govt. 29MAY2019	100	45,000	6	–	–
Treasury Notes PIBL1217E082 MAT DATE 09 May 2018	100	–	–	1,00,000	1
Treasury Notes Phillippines Govt. 17APRIL2019	100	90,000	12	–	–
Total investments in government bonds		135,000	18	100,000	1

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun liquid fund - Growth-Direct Plan	13,32,847	40	16,31,554	45
Aditya Birla Sun life Corporate Bond Fund -Growth -Direct Plan	1,96,00,407	141	–	–
Aditya Birla Sun life Money Manager Fund -Growth -Direct Plan	79,75,385	201	–	–
BSL Cash Manager - Growth	1,11,344	5	–	–
HDFC Money market Fund- Direct Plan- Growth Option	7,72,637	303	–	–
HDFC Liquid fund-Direct Plan growth option	68,035	25	–	–
ICICI Prudential Liquid –Direct plan –Growth	–	–	13,65,687	36
ICICI Prudential Savings Fund- Direct Plan-Growth	83,40,260	301	–	–
IDFC Corporate Bond - Fund Direct Plan	13,14,84,437	169	–	–
Kotak Money Market Fund- Direct Plan- Growth Option	9,73,751	301	–	–
SBI Premier Liquid Fund -Direct Plan -Growth	10,25,678	300	–	–
Total investments in liquid mutual fund units	17,16,84,781	1,786	29,97,241	81

The balances held in fixed maturity plans as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	70	6,00,00,000	65
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	29	2,50,00,000	27
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	3,80,00,000	44	3,80,00,000	41
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	63	5,50,00,000	59
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	49	4,20,00,000	45
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	35	3,00,00,000	32
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	12	1,00,00,000	11
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	17	1,50,00,000	16
Kotak FMP Series 199 Direct- Growth	3,50,00,000	40	3,50,00,000	37
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	5,00,00,000	54	5,00,00,000	51
Total investments in fixed maturity plan securities	40,50,00,000	458	40,50,00,000	429

2.4.4 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at March 31, 2019 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2019			As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	50	51	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	1,000	101	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	51	500	52
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	306	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	127	1,250	129
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/-	100	100	100	99
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	53	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	150	154	150	153
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	214	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	50	52	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	500	51	500	50
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	100	105	100	105
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/-	–	–	200	215
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	2,000	216	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	54	500	54
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/-	–	–	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	500	51	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	49	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	105	100	108
8.54% IDFC Bank Ltd 30MAY2018	10,00,000/-	–	–	1,500	194
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	50	51	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/-	1,000	107	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,750	186	1,750	188
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	1,000	103	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000/-	–	–	1,520	196
8.66% IDFC Bank Ltd 27DEC2018	10,00,000/-	–	–	400	52
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	75	75	75	76
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/-	5,000	256	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	1,070	110	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	101	1,000	102
8.80% LIC Housing Finance Ltd 24Dec2020	10,00,000/-	650	67	–	–
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	500	52	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	3,000	318	3,000	323
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/-	–	–	500	52
Total investments in non-convertible debentures		28,295	3,266	31,815	3,978

The balances held in government securities as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10,000/-	6,75,000	672	–	–
7.95% Government of India 28AUG2032	10,000/-	50,000	52	–	–
Total investments in government securities		7,25,000	724	–	–

The balances held in certificates of deposit as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000/-	90,000	872	2,08,000	1,985
HDFC Bank	1,00,000/-	–	–	15,000	147
ICICI Bank	1,00,000/-	75,000	738	1,26,000	1,186
IndusInd Bank	1,00,000/-	–	–	1,35,000	1,271
Kotak Bank	1,00,000/-	77,000	747	70,000	680
Vijaya Bank	1,00,000/-	12,500	125	–	–
Total investments in certificates of deposit		2,54,500	2,482	5,54,000	5,269

The balances held in commercial paper as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2019		As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
LIC	5,00,000/-	10,000	495	6,000	293
Total investments in commercial paper		10,000	495	6,000	293

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non Current
Unsecured, considered good
Other loans
Loans to employees	19	36
	19	36
Unsecured, considered doubtful
Other loans
Loans to employees	24	17
	43	53
Less: Allowance for doubtful loans to employees	24	17
Total non-current loans	19	36
Current
Unsecured, considered good
Other loans
Loans to employees	241	239
Total current loans	241	239
Total loans	260	275

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non Current
Security deposits (1)	52	53
Rental deposits (1)	193	171
Restricted deposits(1)	67	60
Total non-current other financial assets	312	284
Current
Security deposits (1)	4	9
Rental deposits (1)	15	13
Restricted deposits (1)	1,671	1,535
Unbilled revenues (1)#	2,093	4,261
Interest accrued but not due (1)	905	766
Foreign currency forward and options contracts (2) (3)	336	16
Escrow and other deposits pertaining to buyback (Refer note 2.11)(1)	257	–
Others (1)	224	84
Total current other financial assets	5,505	6,684
Total other financial assets	5,817	6,968
(1) Financial assets carried at amortized cost	5,481	6,952
(2) Financial assets carried at fair value through other comprehensive income	37	12
(3) Financial assets carried at fair value through profit or loss	299	4

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Unsecured
Considered good (1)	14,827	13,142
Considered doubtful	483	354
	15,310	13,496
Less: Allowance for credit loss	483	354
Total trade receivables	14,827	13,142
(1) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Balances with banks
In current and deposit accounts	14,197	13,168
Cash on hand	–	–
Others
Deposits with financial institutions	5,371	6,650
Total cash and cash equivalents	19,568	19,818
Cash and cash equivalents included under assets classified under held for sale (refer note no 2.1.2)	–	53
	19,568	19,871
Balances with banks in unpaid dividend accounts	29	22
Deposit with more than 12 months maturity	6,582	6,332
Balances with banks held as margin money deposits against guarantees	114	356

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of 358 crore and 533 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current accounts
ANZ Bank, Taiwan	1	9
Axis Bank, India	1	–
Banamex Bank, Mexico	8	2
Banamex Bank, Mexico (U.S. Dollar account)	27	13
Bank of America, Mexico	102	25
Bank of America, USA	1,162	1,172
Bank of Baroda, Mauritius	1	1
Bank of Leumni , Israel	6	–
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	1
Bank Zachodni WBK S.A, Poland	–	17
Barclays Bank, UK	39	40
BNP Paribas Bank, Norway	24	88
China Merchants Bank, China	2	6
Citibank N.A., Australia	91	223
Citibank N.A., Brazil	31	14
Citibank N.A., China	65	116
Citibank N.A., China (U.S. Dollar account)	14	9
Citibank N.A., Costa Rica	1	1
Citibank N.A., Dubai	10	6
Citibank N.A., EEFC (U.S. Dollar account)	2	4
Citibank N.A., Europe	1	–
Citibank N.A., Hungary	1	6
Citibank N.A., India	2	2
Citibank N.A., Japan	22	18
Citibank N.A., New Zealand	3	11
Citibank N.A., Portugal	10	8
Citibank N.A., Romania	1	2
Citibank N.A., Singapore	77	4
Citibank N.A., South Africa	18	33
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	17	2
Citibank N.A., USA	8	4
Citibank N.A., Luxemberg	4	–
Commercial Bank, Germany	1	–
Danske Bank, Sweden	1	1
Deutsche Bank, Belgium	16	27
Deutsche Bank, Czech Republic	20	16
Deutsche Bank, Czech Republic (Euro account)	6	3
Deutsche Bank, Czech Republic (U.S. Dollar account)	24	2
Deutsche Bank, EEFC (Australian Dollar account)	3	2
Deutsche Bank, EEFC (Euro account)	23	34
Deutsche Bank, EEFC (Swiss Franc account)	5	2
Deutsche Bank, EEFC (U.S. Dollar account)	217	32
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	9
Deutsche Bank, France	20	19
Deutsche Bank, Germany	111	100
Deutsche Bank, Hong Kong	1	1
Deutsche Bank, India	45	44
Deutsche Bank, Malaysia	1	5
Deutsche Bank, Netherlands	34	15
Deutsche Bank, Philippines	4	25
Deutsche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	28	18
Deutsche Bank, Poland (Euro account)	8	8
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	–	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	33	29
Deutsche Bank, United Kingdom	42	79
Deutsche Bank, USA	61	2
Deutsche Bank, Switzerland ( US Dollar account)	1	–
HSBC Bank, (U.S. Dollar account)	1	–
Hua Xia Bank, RMB	1	–
HSBC Bank, Dubai	–	2
HSBC Bank, Hong Kong	1	2
HSBC Bank, United Kingdom	19	6
HSBC Bank, India	3	–
ICICI Bank, EEFC (Euro account)	7	1
ICICI Bank, EEFC (U.S. Dollar account)	34	40
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	6	11
ICICI Bank, India	42	52
Nordbanken, Sweden	45	50
Nordea	17	–
Punjab National Bank, India	2	12
Kotak Bank	5	–
Raiffeisen Bank, Czech Republic	–	5
Raiffeisen Bank, Romania	–	3
Royal Bank of Canada, Canada	136	166
Santander Bank, Argentina	–	1
Silicon Valley Bank, USA	13	–
Splitska Banka D.D., Société Générale Group, Croatia	14	8
State Bank of India, India	3	1
The Saudi British Bank, Saudi Arabia	3	3
Washington Trust Bank	48	–
	2,886	2,703

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Deposit accounts
Axis Bank	925	–
Bank BGZ BNP Paribas S.A.	235	144
Barclays Bank	500	200
Canara Bank	85	84
Citibank	176	224
Deutsche Bank, AG	–	24
Deutsche Bank, Poland	126	211
HDFC Bank	50	2,498
HSBC Bank	200	–
ICICI Bank	3,177	3,497
IDBI Bank	–	250
IDFC Bank	2,450	1,500
IndusInd Bank	550	1,000
Kotak Mahindra Bank	500	–
South Indian Bank	173	450
Standard Chartered Bank	2,000	–
Washington trust bank	21	–
Yes Bank	–	5
	11,168	10,087
Unpaid dividend accounts
Axis Bank - Unpaid dividend account	4	1
HDFC Bank - Unpaid dividend account	–	1
ICICI Bank - Unpaid dividend account	25	20
	29	22
Margin money deposits against guarantees
Canara Bank	45	151
Citibank	–	3
ICICI Bank	69	202
	114	356
Deposits with financial institutions
HDFC Limited	4,146	5,450
LIC Housing Finance Limited	1,225	1,200
	5,371	6,650
Total cash and cash equivalents	19,568	19,818

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non Current
Capital advances	489	421
Advances other than capital advances
Prepaid gratuity (refer note no. 2.20.1)	42	43
Others
Withholding taxes and others	929	1,428
Prepaid expenses	162	111
Deferred Contract Cost	277	262
Advance for business acqusition (refer note no. 2.1.1)	206	–
Total Non-Current other assets	2,105	2,265
Current
Advances other than capital advances
Payment to vendors for supply of goods	109	119
Others
Unbilled revenues #	3,281	–
Withholding taxes and others	1,488	1,032
Prepaid expenses	751	472
Deferred Contract Cost	58	44
Total Current other assets	5,687	1,667
Total other assets	7,792	3,932

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 523 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buyback of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,568	–	–	–	–	19,568	19,568
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	23	100	–	123	123
Tax-free bonds and government bonds	1,911	–	–	–	–	1,911	2,125(1)
Liquid mutual fund units	–	–	1,786	–	–	1,786	1,786
Non convertible debentures	–	–	–	–	3,266	3,266	3,266
Government securities	–	–	–	–	724	724	724
Commercial paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Other investments	–	–	16	–	–	16	16
Fixed maturity plan securities	–	–	458	–	–	458	458
Trade receivables (Refer Note no. 2.7)	14,827	–	–	–	–	14,827	14,827
Loans (Refer Note no. 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.6)(3)	5,481	–	299	–	37	5,817	5,733(2)
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities:
Trade payables	1,655	–	–	–	–	1,655	1,655
Other financial liabilities (Refer Note no. 2.12)	8,731	–	205	–	–	8,936	8,936
Total	10,386	–	205	–	–	10,591	10,591

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,818	–	–	–	–	19,818	19,818
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	–	138	–	138	138
Tax-free bonds and government bonds	1,897	–	–	–	–	1,897	2,151(1)
Liquid mutual fund units	–	–	81	–	–	81	81
Non convertible debentures	–	–	–	–	3,978	3,978	3,978
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial paper	–	–	–	–	293	293	293
Convertible promissory note	–	–	12	–	–	12	12
Other investments	–	–	66	–	–	66	66
Fixed maturity plan securities	–	–	429	–	–	429	429
Trade receivables (Refer Note no. 2.7)	13,142	–	–	–	–	13,142	13,142
Loans (Refer Note no. 2.5)	275	–	–	–	–	275	275
Other financials assets (Refer Note no. 2.6)	6,952	–	4	–	12	6,968	6,884(2)
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Other financial liabilities (Refer Note no. 2.12)	5,442	–	93	–	3	5,538	5,538
Total	6,136	–	93	–	3	6,232	6,232

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2019:

(In crore)

	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	1,786	1,786	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,107	1,836	271	–
Investments in government bonds (Refer Note no. 2.4)	18	18	–	–
Investments in equity instruments (Refer Note no. 2.4)	11	–	–	11
Investments in preference securities (Refer Note no. 2.4)	112	–	–	112
Investments in non convertible debentures (Refer Note no. 2.4)	3,266	1,780	1,486	–
Investments in certificates of deposit (Refer Note no. 2.4)	2,482	–	2,482	–
Investment in Government securities	724	724	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	458	–	458	–
Investment in Commercial paper	495	–	495	–
Other investments (Refer Note no. 2.4)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	336	–	336	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	15	–	15	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	190	–	–	190

(1) Discount rate pertaining to contingent consideration ranges from 9% to 16% .

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 746 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

(In crore)

	As at March 31, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	81	81	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,150	1,878	272	–
Investments in government bonds (Refer Note no. 2.4)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.4)	22	–	–	22
Investments in preference securities (Refer Note no. 2.4)	116	–	–	116
Investments in non convertible debentures (Refer Note no. 2.4)	3,978	2,695	1,283	–
Investments in certificates of deposit (Refer Note no. 2.4)	5,269	–	5,269	–
Investments in commercial paper (Refer Note no. 2.4)	293	–	293	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	429	–	429	–
Investments in convertible promissory note (Refer Note no. 2.4)	12	–	–	12
Other investments (Refer Note no. 2.4)	66	–	–	66
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	42	–	42	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	54	–	–	54

(1)Discounted contingent consideration at 10%

During the year ended March 31, 2018, tax free bonds and non-convertible debentures of 1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 850 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,640	266	110	213	1,113	3,342
Trade receivables	9,950	1,844	1,025	527	971	14,317
Other financial assets , loans and other current assets	4,189	873	285	310	748	6,405
Trade payables	(708)	(128)	(139)	(80)	(107)	(1,162)
Other financial liabilities	(4,201)	(560)	(217)	(382)	(759)	(6,119)
Net assets / (liabilities)	10,870	2,295	1,064	588	1,966	16,783

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Other financial assets (including loans)	2,636	663	330	173	470	4,272
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Other financial liabilities	(2,289)	(417)	(215)	(273)	(596)	(3,790)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Year ended March 31,
	2019	2018
Impact on the Group's incremental operating margins	0.47%	0.50%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

	As at		As at
	March 31, 2019		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	120	588	60	300
In Euro	135	1,049	100	808
In United Kingdom Pound Sterling	25	226	20	184
Other derivatives
Forward contracts
In Australian dollars	8	37	5	25
In Canadian dollars	13	68	20	99
In Euro	176	1,367	91	735
In Japanese Yen	550	34	550	34
In New Zealand dollars	16	75	16	76
In Norwegian Krone	40	32	40	34
In Singapore dollars	140	716	5	25
In South African Rand	–	–	25	14
In Swedish Krona	50	37	50	40
In Swiss Franc	25	172	21	146
In U.S. dollars	955	6,608	623	4,061
In United Kingdom Pound Sterling	80	724	51	466
Option Contracts
In Australian dollars	10	49	20	100
In Canadian Dollars	13	69	–	–
In Euro	60	466	45	363
In Swiss Franc	5	35	5	33
In U.S. dollars	433	2,995	320	2,086
In United Kingdom Pound Sterling	10	91	25	231
Total forwards and options contracts		15,438		9,860

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Not later than one month	4,432	2,828
Later than one month and not later than three months	6,921	4,568
Later than three months and not later than one year	4,085	2,464
	15,438	9,860

During the year ended March 31, 2019, the group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as at March 31, 2019 are expected to occur and reclassified to the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the statement of profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2019:

(In crore)

	Year ended March 31,
	2019	2018
Gain/(Loss)
Balance at the beginning of the period	–	39
Gain / (Loss) recognised in other comprehensive income during the period	118	(93)
Amount reclassified to profit or loss during the period	(90)	41
Tax impact on above	(7)	13
Balance at the end of the period	21	–

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

	As at		As at
	March 31, 2019		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	338	(17)	20	(46)
Amount set off	(2)	2	(4)	4
Net amount presented in Balance Sheet	336	(15)	16	(42)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 14,827 crore and 13,142 crore as at March 31, 2019 and March 31, 2018, respectively and unbilled revenues amounting to 5,374 crore and 4,261 crore as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Year ended March 31,
	2019	2018
Revenue from top customer	3.6	3.4
Revenue from top 10 customers	19.0	19.3

Credit risk exposure

The allowance for lifetime ECL on customer balances for year ended March 31, 2019 and March 31, 2018 was 239 crore and 34 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

	Year ended March 31,
	2019	2018
Balance at the beginning	449	411
Impairment loss recognized	239	34
Write-offs	(73)	(5)
Reclassified from held for sale (Refer note 2.1.2)	–	(1)
Translation differences	12	10
Balance at the end	627	449

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As at
	March 31, 2019	March 31, 2018
Trade receivables	14,827	13,142
Unbilled revenues	5,374	4,261

Days sales outstanding was 66 days and 67 days as at March 31, 2019 and March 31, 2018, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2019, the Group had a working capital of 34,240 crore including cash and cash equivalents of 19,568 crore and current investments of 6,627 crore. As at March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore.

As at March 31, 2019 and March 31, 2018, the outstanding compensated absences were 1,663 crore and 1,469 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

Under the company's ongoing buyback programme the maximum buy-back size is 8,260 crore. The company has bought back shares amounting to 797 crore (including transaction costs) till March 31, 2019. (Refer note 2.11)

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2019:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,655	–	–	–	1,655
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	8,716	11	4	–	8,731
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	114	83	–	36	233

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	5,442	–	–	–	5,442
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	41	7	7	–	55

2.11 EQUITY

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2019	March 31, 2018
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (2,40,00,00,000) equity shares	2,400	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value(1)	2,170	1,088
4,33,59,54,462 (2,17,33,12,301) equity shares fully paid-up(2)
	2,170	1,088

Note: Forfeited shares amounted to 1,500 (1,500)

(1) Refer note no. 2.21 for details of basic and diluted shares

(2) Net of treasury shares 2,03,24,982 (1,08,01,956)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

In the period of five years immediately preceding March 31, 2019:

Bonus Issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :

(a) Declared a special dividend of 4/- per equity share;

(b) Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800/- per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot. After the execution of the above, along with the special dividend (including dividend distribution tax) of 2,633 crore ($386 million) already paid in June 2018, the Company would complete the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore the indicative maximum number of Equity shares bought back would be 10,32,50,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 1,26,52,000 equity shares were purchased from the stock exchange which includes 18,18,000 shares which have been purchased but not extinguished as of March 31, 2019 and 36,36,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019, the Company has created ‘Capital Redemption Reserve’ of 5 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized its securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Year ended March 31,
	2019	2018
Special dividend for fiscal 2019	4.00	–
Interim dividend fiscal 2019	7.00	–
Final dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Interim dividend for fiscal 2018	–	6.50
Final Dividend for fiscal 2017	–	7.38

Note:	Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018 , special divided for fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of 13,705 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately 5,483 crore, (excluding dividend paid on treasury shares) including dividend distribution tax. The final dividend of 10.50/- per equity share and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019.

The details of shareholder holding more than 5% shares as at March 31, 2019 and March 31, 2018 are as follows :

Name of the shareholder	As at March 31, 2019		As at March 31, 2018
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	746,254,648	17.11	75,98,11,718	17.39
Life Insurance Corporation of India	254,332,376	5.83	29,90,28,034	6.85

Information in the table above is adjusted for September, 2018 bonus issue

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2019 and March 31, 2018 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2019		As at March 31, 2018
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	217,33,12,301	1,088	228,56,55,150	1,144
Add: Shares issued on exercise of employee stock options - before bonus issue	392,528	–	7,00,629	–
Add: Bonus shares issued	2,173,704,829	1,088	–	–
Add: Shares issued on exercise of employee stock options - after bonus issue	1,196,804	–	–	–
Less: Shares bought back (1)(2)	12,652,000	6	113,043,478	56
Number of shares at the end of the period	433,59,54,462	2,170	217,33,12,301	1,088

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Securities premium

The amount received in excess of the par value has been classified as securities premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of profit and loss is credited to securities premium.

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (Formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September, 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,03,24,982 and 1,08,01,956 shares (not adjusted for September, 2018 bonus issue) as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September, 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants during the year ended March 31, 2019 and March 31, 2018 under the 2015 Plan:

Particulars	Year ended March 31,
	2019	2018
RSU
Salil Parekh, CEO and MD - Refer note 1 below	260,130	226,048
U.B. Pravin Rao, COO and WTD	68,250	54,500
Dr. Vishal Sikka*	–	540,448
Other KMPs	347,150	546,200
Employees other than KMP	3,665,170	3,194,020
	4,340,700	4,561,216
ESOP
U.B. Pravin Rao, COO and WTD	–	86,000
Dr. Vishal Sikka*	–	661,050
Other KMPs	–	88,900
Employees other than KMP	–	147,200
	–	983,150
Incentive units - cash settled
Other employees	74,090	100,080
	74,090	100,080
Total grants	4,414,790	5,644,446

Information in the table above is adjusted for September, 2018 bonus issue

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 1,69,536 RSUs (adjusted for September 2018 bonus issue) The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The Board based on the recommendations of the Nomination and Remuneration committee approved on January 11, 2019, the annual time based grant for fiscal 2019 of 42,930 RSUs. The grants was made effective February 1, 2019.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as at March 31, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units were outstanding (net of forfeitures) 1,77,454 and 2,23,514 (adjusted for September, 2018 bonus issue), respectively.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Year ended March 31,
	2019	2018
Granted to:
KMP(2)	33	(13)
Employees other than KMP	169	97
Total (1)	202	84
(1) Cash-settled stock compensation expense included above	5	5

(2)	Included a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 9 crore and 6 crore as at March 31, 2019 and March 31, 2018 respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2019 and March 31, 2018 is set out below:

Particulars	Year ended March 31, 2019		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	7,500,818	2.50	5,922,746	2.50
Granted	4,340,700	3.84	4,561,216	2.50
Exercised	1,864,510	2.50	1,296,434	2.50
Forfeited and expired	795,810	2.61	1,686,710	2.50
Outstanding at the end	9,181,198	3.13	7,500,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,933,826	493	2,395,300	496
Granted	–	–	983,150	472
Exercised	117,350	515	104,824	492
Forfeited and expired	193,300	521	1,339,800	481
Outstanding at the end	1,623,176	516	1,933,826	493
Exercisable at the end	698,500	517	393,824	496

Information in the table above is adjusted for September, 2018 bonus issue

During the year ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 701 and 496 (adjusted for September 2018 bonus issue) respectively

.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2019 is as follows:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

Information in the table above is adjusted for September, 2018 bonus issue

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2018 was as follows:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	7,500,818	1.89	2.50
450 - 600 (ESOP)	1,933,826	6.60	493
	9,434,644	2.57	104

Information in the table above is adjusted for September, 2018 bonus issue

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares RSU	Fiscal 2019- ADS RSU
Weighted average share price () / ($- ADS) (1)	696	10.77
Exercise price ()/ ($- ADS) (1)	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS) (1)	648	10.03

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS) (1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS) (1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS) (1)	533	127	7.74	1.47

(1)Adjusted for September, 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

 2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Others
Accrued compensation to employees (1)	15	–
Compensated absences	44	48
Payable for acquisition of business (refer note no. 2.1.1) (2)
Contingent consideration	88	13
Total non-current other financial liabilities	147	61
Current
Unpaid dividends (1)	29	22
Others
Accrued compensation to employees (1)	2,572	2,509
Accrued expenses (1)	3,319	2,452
Retention monies (1)	112	132
Payable for acquisition of business
Contingent consideration (refer note no. 2.1.1) (2)	102	41
Payable by controlled trusts (1)	168	139
Financial liability relating to buyback (refer to note 2.11)(1)	1,202	–
Compensated absences	1,619	1,421
Foreign currency forward and options contracts (2)(3)	15	42
Capital creditors (1)	676	155
Other payables (1)	638	33
Total current other financial liabilities	10,452	6,946
Total other financial liabilities	10,599	7,007
(1) Financial liability carried at amortized cost	8,731	5,442
(2) Financial liability carried at fair value through profit or loss	205	93
(3) Financial liability carried at fair value through other comprehensive income	–	3
Contingent consideration on undiscounted basis	233	55

In accordance with Ind AS 32, Financial Instruments : Presentation, the Company has recorded a financial liability of 1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to note 2.11). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Non-current
Others
Deferred income - government grant on land use rights	42	44
Accrued gratuity (Refer to Note No. 2.20.1)	30	28
Deferred rent	174	151
Deferred income	29	36
Total non-current other liabilities	275	259
Current
Unearned revenue	2,809	2,295
Client deposit	26	38
Others
Withholding taxes and others	1,487	1,240
Accrued gratuity (refer note no. 2.20.1)	2	–
Deferred rent	63	32
Deferred income - government grant on land use rights	1	1
Total current other liabilities	4,388	3,606
Total other liabilities	4,663	3,865

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Others
Post-sales client support and other provisions	576	492
Total provisions	576	492

The movement in the provision for post-sales client support and other provisions is as follows :

(In crore)

Particulars	Year ended March 31, 2019
Balance at the beginning	492
Provision recognized/(reversed)	168
Provision utilized	(112)
Exchange difference	28
Balance at the end	576

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

	Year ended March 31,
	2019	2018
Current taxes	5,727	4,581
Deferred taxes	(96)	(340)
Income tax expense	5,631	4,241

During the quarter ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid $215 million (1,455 crore).

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the year ended March 31, 2019 and March 31, 2018 includes reversals (net of provisions) of 129 crore and 291 crore respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Year ended March 31,
	2019	2018
Profit before income taxes	21,041	20,270
Enacted tax rates in India	34.94%	34.61%
Computed expected tax expense	7,353	7,015
Tax effect due to non-taxable income for Indian tax purposes	(2,705)	(2,068)
Overseas taxes	719	701
Tax provision (reversals)	(176)	(1,617)
Effect of exempt non-operating income	(58)	(66)
Effect of unrecognized deferred tax assets	92	188
Effect of differential overseas tax rates	(1)	52
Effect of non-deductible expenses	353	57
Branch profit tax (net of credits)	25	(210)
Subsidiary dividend distribution tax	–	172
Others	29	17
Income tax expense	5,631	4,241

The applicable Indian corporate statutory tax rate for the year ended March 31, 2019 and March 31, 2018 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the year ended March 31, 2019 and March 31, 2018 relates to origination and reversal of temporary differences except for a credit of 155 crore (on account of US Tax Reforms explained above), for year ended March 31, 2018.

During the year ended March 31, 2018, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the Group has recorded a charge of 172 crore as income tax expense during the year ended March 31, 2018.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' U.S. branch net assets amounted to approximately 5,196 crore. As at March 31, 2019, the Company has a deferred tax liability for branch profit tax of  201 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the year ended March 31, 2019 and March 31, 2018 includes interest on income tax refund of 51 crore and 262 crore, respectively.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 6,007 crore and 5,045 crore as at March 31, 2019 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 2,624 crore and 1,936 crore as at March 31, 2019 and March 31, 2018, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balance as at March 31, 2018 excludes the accumulated losses of Disposal Groups classified as held for sale. (Refer note 2.1.2)

The following table provides details of expiration of unused tax losses:

(In crore)

Year	As at March 31, 2019
2020	173
2021	80
2022	142
2023	198
2024	187
Thereafter	1,844
Total	2,624

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Income tax assets	6,743	6,070
Current income tax liabilities	1,567	2,043
Net current income tax asset / (liability) at the end	5,176	4,027

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Net current income tax asset/ (liability) at the beginning	4,027	1,831
Translation differences	(1)	–
Income tax paid	6,832	6,829
Current income tax expense	(5,727)	(4,581)
Reclassified under assets held for sale (refer note no. 2.1.2)	23	(35)
Reclassified from held for sale (Refer note 2.1.2)	13	–
Income tax benefit arising on exercise of stock options	8	–
Additions through business combination	(9)	–
Tax impact on buyback expenses	4	–
Income tax on other comprehensive income	6	(17)
Net current income tax asset/ (liability) at the end	5,176	4,027

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale, net	Translation difference	Carrying value as at March 31, 2019
Deferred income tax assets
Property, plant and equipment	215	46	–	–	1	–	262
Accrued compensation to employees	12	16	–	–	2	1	31
Trade receivables	141	35	–	–	–	–	176
Compensated absences	366	29	–	–	2	–	397
Post sales client support	98	5	–	–	–	1	104
Derivative financial instruments	13	(14)	–	4	–	1	4
Intangibles	9	6	–	–	–	1	16
Credits related to branch profits	341	(22)	–	–	–	21	340
Others	117	75	–	9	33	(8)	226
Total deferred income tax assets	1,312	176	–	13	38	17	1,556
Deferred income tax liabilities
Intangible asset	(38)	63	(56)	–	(86)	(11)	(128)
Branch profit tax	(505)	(3)	–	–	–	(33)	(541)
Derivative financial instruments	(2)	(97)	–	(11)	–	–	(110)
Others	(26)	(43)	(8)	(1)	(5)	6	(77)
Total Deferred income tax liabilities	(571)	(80)	(64)	(12)	(91)	(38)	(856)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2018 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2017	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified as Held for Sale, net	Translation difference	Carrying value as at March 31, 2018
Deferred income tax assets
Property, plant and equipment	138	78	–	–	(1)	–	215
Computer software	40	(41)	–	–	–	1	–
Accrued compensation to employees	57	(42)	–	–	(2)	(1)	12
Trade receivables	136	4	–	–	–	1	141
Compensated absences	374	(10)	–	–	(2)	4	366
Post sales client support	97	2	–	–	–	(1)	98
Derivative financial instruments	–	13	–	–	–	–	13
Intangibles	22	(14)	–	–	–	1	9
Credits related to branch profits	–	334	–	–	–	7	341
Others	229	(70)	–	(14)	(33)	5	117
Total deferred income tax assets	1,093	254	–	(14)	(38)	17	1,312
Deferred income tax liabilities
Intangible asset	(206)	85	(2)	–	86	(1)	(38)
Branch profit tax	(327)	(172)	–	–	–	(6)	(505)
Derivative financial instruments	(86)	72	–	13	–	(1)	(2)
Others	(141)	101	–	13	5	(4)	(26)
Total Deferred income tax liabilities	(760)	86	(2)	26	91	(12)	(571)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Deferred income tax assets after set off	1,372	1,282
Deferred income tax liabilities after set off	(672)	(541)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 Revenue from operations

Accounting policy

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Group adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as at April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 1 “Significant Accounting Policies,” in the Company’s 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its statement of Profit and loss.

Revenues for the year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Revenue from software services	78,359	66,857
Revenue from products and platforms	4,316	3,665
Total revenue from operations	82,675	70,522

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	16,052	8,792	5,579	5,867	4,336	5,914	3,066	432	50,038
Europe	4,890	3,836	1,897	3,550	3,497	106	2,011	155	19,942
India	1,209	23	56	3	86	137	12	522	2,048
Rest of the world	4,326	905	2,894	970	233	20	114	1,185	10,647
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Revenue by offerings
Services
Digital	7,543	4,410	3,421	2,993	2,291	1,998	1,085	308	24,049
Core	16,064	8,795	6,822	7,190	5,644	4,087	3,780	1,928	54,310
Subtotal	23,607	13,205	10,243	10,183	7,935	6,085	4,865	2,236	78,359
Products and platforms
Digital	734	305	177	68	136	86	204	38	1,748
Core	2,136	46	6	139	81	6	134	20	2,568
Subtotal	2,870	351	183	207	217	92	338	58	4,316
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Digital	8,277	4,715	3,598	3,061	2,427	2,084	1,289	346	25,797
Core	18,200	8,841	6,828	7,329	5,725	4,093	3,914	1,948	56,878
Revenues by contract type
Fixed Price	11,600	8,571	6,330	6,033	4,178	3,148	2,430	1,136	43,426
Time & Materials	14,877	4,985	4,096	4,357	3,974	3,029	2,773	1,158	39,249
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time.

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the year ended March 31, 2019, the company recognized revenue of 2,237 crore arising from opening unearned revenue as of April 1, 2018.

During the year ended March 31, 2019, 2,685 crore of unbilled revenue pertaining to fixed price development contracts as of April 1, 2018 has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, other than those meeting the exclusion criteria mentioned above, is 51,274 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18 Revenue standard instead of Ind AS 115 Revenue from contract with customers on the financials results of the Group for the year ended March 31, 2019 and as at March 31, 2019 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of 3,281 crore as at March 31, 2019 has been considered as a Non financial asset.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Consolidated Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Effective April 1, 2018, the Group has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	143	143
Deposit with Bank and others	1,261	1,531
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit and commercial paper	646	682
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	2	4
Gain / (loss) on liquid mutual funds	196	253
Exchange gains/ (losses) on foreign currency forward and options contracts	185	1
Exchange gains/ (losses) on translation of assets and liabilities	133	233
Miscellaneous Income, net	316	464
Total other income	2,882	3,311

2.18 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2019	2018
Employee benefit expenses
Salaries including bonus	43,894	37,764
Contribution to provident and other funds	946	828
Share based payments to employees (Refer note no. 2.11)	202	84
Staff welfare	273	217
	45,315	38,893
Cost of software packages and others
For own use	930	887
Third party items bought for service delivery to clients	1,623	983
	2,553	1,870
Other expenses
Repairs and maintenance	1,269	1,089
Power and fuel	221	207
Brand and marketing	489	305
Operating lease payments (Refer to Note 2.19)	585	528
Rates and taxes	184	166
Consumables	47	30
Insurance	67	59
Provision for post-sales client support and others	1	142
Commission to non-whole time directors	8	9
Impairment loss recognized / (reversed) under expected credit loss model	248	71
Contributions towards Corporate Social responsibility	266	156
Others	270	162
	3,655	2,924

2.19 LEASES

Accounting policy

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Consolidated Statement of Profit and Loss over the lease term.

The lease rentals charged during the period is as follows:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Lease rentals recognized during the period	585	528

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

(In crore)

	As at
Future minimum lease payable	March 31, 2019	March 31, 2018
Not later than 1 year	620	456
Later than 1 year and not later than 5 years	1,794	1,388
Later than 5 years	885	874

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Change in benefit obligations
Benefit obligations at the beginning	1,201	1,117
Service cost	157	150
Interest expense	85	73
Remeasurements - Actuarial (gains) / losses	32	(59)
Transfer in	–	28
Curtailment gain	–	–
Benefits paid	(128)	(107)
Translation difference	2	–
Reclassified under held for sale (refer note no 2.1.2)	–	(1)
Reclassified from held for sale (refer note no 2.1.2)	2	–
Benefit obligations at the end	1,351	1,201
Change in plan assets
Fair value of plan assets at the beginning	1,216	1,195
Interest income	90	80
Remeasurements- Return on plan assets excluding amounts included in interest income	4	13
Contributions	174	35
Benefits paid	(123)	(107)
Fair value of plan assets at the end	1,361	1,216
Funded status	10	15
Prepaid gratuity benefit	42	43
Accrued gratuity	(32)	(28)

Amount for the year ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Service cost	157	150
Net interest on the net defined benefit liability/asset	(5)	(7)
Net gratuity cost	152	143

Amount for the year ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	32	(59)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(4)	(13)
	28	(72)

(In crore)

Particulars	Year ended March 31,
	2019	2018
(Gain)/loss from change in demographic assumptions	(4)	–
(Gain)/loss from change in financial assumptions	30	(41)
(Gain)/loss from experience adjustment	6	(18)
	32	(59)

The weighted-average assumptions used to determine benefit obligations as at March 31, 2019 and March 31, 2018 are set out below:

Particulars	As at
	March 31, 2019	March 31, 2018
Discount rate	7.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2019 and March 31, 2018 are set out below:

Particulars	Year ended March 31,
	2019	2018
Discount rate(%)	7.5	6.9
Weighted average rate of increase in compensation levels(%)	8.0	8.0
Weighted average duration of defined benefit obligation (years)	5.9 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at March 31, 2019
Discount rate	67
Weighted average rate of increase in compensation levels	59

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2019 and March 31, 2018, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2019 and March 31, 2018 were 95 crore and 93 crore, respectively.

The Group expects to contribute 162 crore to the gratuity trusts during the remainder of fiscal 2020.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	198
1-2 year	207
2-3 year	216
3-4 year	223
4-5 year	235
5-10 years	1,163

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at March 31, 2019 and March 31, 2018, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Benefit obligation at the period end	5,989	5,160
Net liability recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2019	March 31, 2018
Government of India (GOI) bond yield	7.1%	7.50%
Remaining term to maturity of portfolio	5.47 years	5.9 years
Expected guaranteed interest rate
First year	8.65%	8.55%
Thereafter	8.60%	8.55%

The Group contributed 543 crore and 484 crore to the provident fund during the year ended March 31, 2019 and March 31, 2018, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.3 Superannuation

The group contributed 215 crore and 173 crore to the superannuation plan during the year ended March 31, 2019 and March 31, 2018, respectively. The same has been recognized in the Statement of profit and loss account under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Salaries and bonus(1)(2)	44,405	38,093
Defined contribution plans	307	260
Defined benefit plans	603	540
	45,315	38,893

(1)	Includes an employee stock compensation cost of 202 crore, for the year ended March 31, 2019. Similarly, includes employee stock compensation expense of 84 crore for the year ended March 31, 2018 respectively.

(2)	Included in the above is a reversal of stock compensation cost of 35 crore recorded during the three months ended December 31, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer note no. 2.11.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,347,130,157	4,510,664,644
Effect of dilutive common equivalent shares - share options outstanding	6,290,615	4,483,096
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	435,34,20,772	451,51,47,740

Information in the table above is adjusted for September 2018 bonus issue (Refer note no 2.11)

(1) Excludes treasury shares

For the year ended March 31, 2019 and March 31, 2018, Nil and 3,10,372 (adjusted for September 2018 bonus issue) number of options to purchase equity shares had an anti-dilutive effect respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,081	4,802
[Amount paid to statutory authorities 5,925 crore (6,551 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,724	1,452
Other commitments*	86	81

*Uncalled capital pertaining to investments

(1)	As at March 31, 2019, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 2,851 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,924 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as at March 31, 2019.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2019	March 31, 2018
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	100%
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(3)	Brazil	99.99%	99.99%
Infosys CIS LLC(1)(22)	Russia	–	–
Infosys Luxembourg S.a.r.l (1)(17)	Luxembourg	100%	–
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(23)	Canada	–	–
Infosys Canada Public Services Ltd(24)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(5)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(5)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (5)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(5)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(5)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(6)(15)	U.S.	–	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infosys Consulting s.r.o.(6)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(6)	China	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting S.R.L.(6)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(7)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(8)	Israel	100%	100%
Panaya GmbH(8)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(8)	Japan	100%	100%
Noah Consulting LLC (Noah)(9)	U.S.	–	–
Noah Information Management Consulting Inc. (Noah Canada)(10)	Canada	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)(11)	U.K.	100%	100%
Brilliant Basics Limited(12)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(12)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(13)	Dubai	100%	100%
Fluido Oy(13)(18)	Finland	100%	–
Fluido Sweden AB (Extero)(19)	Sweden	100%	–
Fluido Norway A/S(19)	Norway	100%	–
Fluido Denmark A/S(19)	Denmark	100%	–
Fluido Slovakia s.r.o(19)	Slovakia	100%	–
Fluido Newco AB(19)	Sweden	100%	–
Infosys Compaz PTE. Ltd (formerly Trusted Source Pte. Ltd) (13)(20)	Singapore	60%	–
Infosys South Africa (Pty) Ltd(13)(21)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody) (14)	U.S.	100%	–
WDW Communications, Inc(16)	U.S.	100%	–
WongDoody, Inc(16)	U.S.	100%	–

(1) Wholly-owned subsidiary of Infosys Limited

(2) Incorporated effective November 20, 2017

(3) Majority owned and controlled subsidiary of Infosys Limited

(4) Under liquidation

(5) Wholly owned subsidiary of Infosys BPM

(6) Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(7) Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(8) Wholly owned subsidiary of Panaya Inc.

(9) Liquidated effective November 9, 2017

(10) Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017

(11) On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited

(12) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(13) Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(14) On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody

(15) Liquidated effective May 17, 2018

(16) Wholly-owned subsidiary of WongDoody

(17) Incorporated effective August 6, 2018

(18)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries

(19) Wholly-owned subsidiary of Fluido Oy

(20)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd

(21) Incorporated effective December 19,2018

(22)Incorporated effective November 29, 2018

(23)Incorporated effective November 27, 2018, wholly owned subsidiary Infosys Public Services Inc

(24)Liquidated effective May 9, 2017, wholly owned subsidiary Infosys Public Services Inc

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust (formerly Infosys BPO Limited Employees Superannuation Fund Trust)	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust (formerly Infosys BPO Limited Employees' Gratuity Fund Trust)	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and continues as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1) (2)(3)(4)(5)	96	48
Commission and other benefits to non-executive/independent directors	8	10
Total	104	58

(1)	Total employee stock compensation expense for the year ended March 31, 2019 and March 31, 2018, an employee stock compensation charge of 33 crore and a reversal of 13 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.11)

(2)	Includes reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to note 2.11)

(3)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.
(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.
(5)	On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017; The Board in their meeting held on July 14, 2017 designated her as an Executive Officer with effect from the date of the meeting.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

In crore

Name of entity	Net Assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Ltd.	91.63%	62,711	94.5%	14,702	109.7%	79	94.6%	14,781
Indian Subsidiaries
Infosys BPM	5.89%	4,034	3.83%	596	(4.17%)	(3)	3.80%	593
EdgeVerve	(1.44%)	(988)	2.60%	405	4.17%	3	2.61%	408
Skava Systems	0.07%	49	0.07%	11	0.00%	–	0.07%	11
Foreign Subsidiaries
Brilliant Basics (MENA)	0.00%	1	0.01%	2	0.00%	–	0.01%	2
Brilliant Basics Holdings	0.02%	12	(0.01%)	(1)	0.00%	–	(0.01%)	(1)
Brilliant Basics Limited	(0.00%)	(2)	0.02%	3	0.00%	–	0.02%	3
Infosys Middle East FZ - LLC	(0.03%)	(21)	0.03%	5	1.39%	1	0.04%	6
Infosys BPO (Poland) SpZ.o.o	0.84%	575	0.18%	28	0.00%	–	0.18%	28
Fluido Denmark A/S	(0.00%)	(3)	(0.01%)	(1)	0.00%	–	(0.01%)	(1)
Fluido Newco AB	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Fluido Norway AS	(0.01%)	(7)	(0.06%)	(10)	0.00%	–	(0.06%)	(10)
Fluido Oy	0.06%	38	0.06%	9	0.00%	–	0.06%	9
Fluido Slovakia s.r.o	0.00%	2	(0.01%)	(1)	0.00%	–	(0.01%)	(1)
Fluido Sweden AB	0.00%	2	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infosys America	0.00%	1	0.00%	–	0.00%	–	0.00%	–
Infosys Arabia Limited	0.00%	3	0.00%	–	0.00%	–	0.00%	–
Infosys Australia	0.01%	6	0.00%	–	0.00%	–	0.00%	–
Infosys BPO Americas	0.01%	10	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infosys (Czech republic) Limited s.r.o	0.10%	68	0.03%	4	(11.11%)	(8)	(0.03%)	(4)
Infosys Brasil	0.23%	155	(0.53%)	(82)	0.00%	–	(0.52%)	(82)
Infosys China	0.22%	149	(0.01%)	(1)	0.00%	–	(0.01%)	(1)
Infosys Chile	0.01%	5	(0.01%)	(1)	0.00%	–	(0.01%)	(1)
Infosys Luxembourg S.a.r.	0.01%	4	0.00%	–	0.00%	–	0.00%	–
Infosys Mexico	0.28%	193	0.19%	30	0.00%	–	0.19%	30
Infosys Nova	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Shanghai	1.05%	716	(0.57%)	(89)	0.00%	–	(0.57%)	(89)
Infosys Sweden	0.03%	23	0.00%	–	0.00%	–	0.00%	–
Infosys Public Services	0.67%	456	(0.24%)	(37)	0.00%	–	(0.24%)	(37)
Kallidus	(0.04%)	(27)	(0.53%)	(82)	0.00%	–	(0.52%)	(82)
Infosys Consulting S.R.L.	(0.00%)	(1)	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infosys Management Consulting Pty Limited	0.02%	17	0.04%	6	0.00%	–	0.04%	6
Lodestone Management GmbH	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Consulting (Belgium) SA	(0.03%)	(21)	0.02%	3	0.00%	–	0.02%	3
Infosys Consulting Ltda	(0.18%)	(125)	(0.39%)	(61)	0.00%	–	(0.39%)	(61)
Lodestone Management Consultants China Co., Ltd.	(0.25%)	(170)	(0.22%)	(34)	0.00%	–	(0.22%)	(34)
Infosys Consulting s.r.o.	0.00%	1	0.00%	–	0.00%	–	0.00%	–
Infosys Consulting SAS	0.01%	7	0.01%	1	0.00%	–	0.01%	1
Infosys Consulting GmbH	(0.00%)	(1)	0.03%	5	0.00%	–	0.03%	5
Infosys Lodestone	0.34%	234	0.01%	1	0.00%	–	0.01%	1
Infy Consulting B.V.	0.02%	15	0.04%	6	0.00%	–	0.04%	6
Infosys Consulting Sp. z o.o.	0.02%	14	0.05%	8	0.00%	–	0.05%	8
Lodestone Management Consultants Portugal, Unipessoal LDA	0.01%	4	0.01%	1	0.00%	–	0.01%	1
S.C. Infosys Consulting S.R.L.	0.03%	22	0.02%	3	0.00%	–	0.02%	3
Infosys Consulting Pte Ltd	(0.01%)	(6)	(0.03%)	(4)	0.00%	–	(0.03%)	(4)
Infosys Consulting AG	0.20%	137	0.37%	58	0.00%	–	0.37%	58
Infy Consulting Company Ltd.	0.05%	33	0.16%	25	0.00%	–	0.16%	25
Lodestone management Consultants Inc	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys McCamish Systems LLC	0.39%	264	0.55%	86	0.00%	–	0.55%	86
Noah	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Noah Canada	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Panaya GmbH	(0.00%)	(1)	0.01%	1	0.00%	–	0.01%	1
Panaya Inc	0.18%	122	0.02%	3	0.00%	–	0.02%	3
Panaya Japan Co Ltd	(0.00%)	(1)	0.00%	–	0.00%	–	0.00%	–
Panaya Limited	(0.80%)	(546)	(0.54%)	(84)	0.00%	–	(0.54%)	(84)
Portland Group Pty Ltd	0.17%	114	0.05%	8	0.00%	–	0.05%	8
Infosys Compaz PTE Ltd.	0.15%	106	0.10%	16	0.00%	–	0.10%	16
WDW Communications, Inc.	(0.22%)	(153)	(0.11%)	(17)	0.00%	–	(0.11%)	(17)
WongDoody Holding Company	(0.00%)	(1)	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
WongDoody, Inc.	0.31%	210	0.24%	37	0.00%	–	0.24%	37
Subtotal	100.00%	68,439	100%	15,550	100%	72	100%	15,622
Adjustment arising out of consolidation		(3,648)		(175)		62		(113)
Minority interest in subsidiaries		58		(6)		–		(6)
Controlled Trusts		157		41		–		41
Total		65,006		15,410		134		15,544

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for the year ended March 31, 2018 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business Segments

Year ended March 31, 2019 and March 31, 2018:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
	23,172	11,345	8,883	8,297	6,671	5,131	4,698	2,325	70,522
Identifiable operating expenses	14,164	6,823	5,720	5,661	4,513	3,546	2,756	1,415	44,598
	12,107	5,668	4,527	4,204	3,881	2,774	2,447	1,342	36,950
Allocated expenses	5,435	2,699	2,189	2,187	1,786	1,083	1,028	763	17,170
	4,695	2,374	1,737	1,682	1,516	911	860	784	14,559
Segmental operating income	6,878	4,034	2,517	2,542	1,853	1,548	1,419	116	20,907
	6,370	3,303	2,619	2,411	1,274	1,446	1,391	199	19,013
Unallocable expenses									2,027
									1,865
Other income, net									2,882
									3,311
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									(270)
									(118)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer to note 2.1.2)									(451)
									–
Share in net profit/(loss) of associate, including impairment									–
									(71)
Profit before tax									21,041
									20,270
Tax expense									5,631
									4,241
Profit for the period									15,410
									16,029
Depreciation and amortization expense									2,011
									1,863
Non-cash expenses other than depreciation and amortization									740
									191

2.14.3 The following table sets forth our revenue by geography for the year ended March 31, 2019 and March 31, 2018

(In crore)

	North America	Europe	India	Rest of the World	Total
2019	50,038	19,942	2,048	10,647	82,675
2018	42,575	16,738	2,231	8,978	70,522

Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2019 and March 31, 2018.

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Year ended March 31,
		2019	2018
Revenue from operations	2.16	82,675	70,522
Cost of Sales		53,867	45,130
Gross profit		28,808	25,392
Operating expenses
Selling and marketing expenses		4,473	3,560
General and administration expenses		5,455	4,684
Total operating expenses		9,928	8,244
Operating profit		18,880	17,148
Reduction in the fair value of Disposal Group held for sale	2.1.2	(270)	(118)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.1.2	(451)	–
Other income, net	2.17 and 2.1.2	2,882	3,311
Profit before non controlling interest / Share in net profit / (loss) of associate		21,041	20,341
Share in net profit/(loss) of associate, including impairment	2.23	–	(71)
Profit before tax		21,041	20,270
Tax expense:
Current tax		5,727	4,581
Deferred tax		(96)	(340)
Profit for the period		15,410	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20 and 2.15	(22)	55
Equity instruments through other comprehensive income, net	2.4 and 2.15	70	7
		48	62
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	21	(39)
Exchange differences on translation of foreign operations, net		63	321
Fair value changes on investments, net	2.4 and 2.15	2	(1)
		86	281

Total other comprehensive income / (loss), net of tax		134	343
Total comprehensive income for the period		15,544	16,372
Profit attributable to:
Owners of the Company		15,404	16,029
Non-controlling interests		6	–
		15,410	16,029
Total comprehensive income attributable to:
Owners of the Company		15,538	16,372
Non-controlling interests		6	–
		15,544	16,372

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru April 12, 2019